Certificate of Translator

I, Silvina Gabriela Abate, a certified Spanish to English translator, hereby certify that the following agreement is a true and exact translation, to the best of knowledge, of the document submitted to me in the Spanish language, dated April 1, 2021.

Dated: April 19, 2022

Silvina Gabriela Abate

ABATE Silvina Gabriela

Firmado digitalmente por ABATE Silvina Gabriela
Fecha: 2022.04.19 18:12:38 -03'00'

TRADUCCIÓN PÚBLICA --

SWORN TRANSLATION--

Autonomous City of Buenos Aires, April 1st 2021 ---

Messrs. --

Backbone Hostings Solutions Inc. ---

1376 Bayview, Unit 1 --

Toronto, Canada ---

Reference: Offer No. 02/2021--

Dear Sirs: --

In my capacity as representative of **GENERACIÓN MEDITERRANEA S.A.**, legally domiciled at Av. Leandro N. Alem 855, 14th Floor, Autonomous City of Buenos Aires, (hereinafter referred to as "**GMSA**"), I submit to **Backbone Hostings Solutions Inc**., domiciled at Bayview 1376, Unit 1, Toronto, Canada (hereinafter referred to as "**BHS**", and together with GMSA the "Parties"), this Offer for electric power supply to the facilities that BHS will install in Río Cuarto, Province of Córdoba (the "Offer"), whose terms and conditions, are herein attached as Exhibit I. --------------------------------------

The Offer shall be accepted within 5 (five) business days upon receipt thereof, by means of an Acceptance Letter sent to the domicile specified in Annex I. The proposed terms and conditions will automatically enter into full force and effect upon completion of this requisite, being the contract agreed and settled pursuant to the provisions stated in Annex 1 (the "Agreement")---

Kind regards. --

(signed) "*Armando Loson*"

Armando Losón (Jr.) ---

President ---

GENERACIÓN MEDITERRANEA S.A. ---

F017009612. Buenos Aires April 1st 2021 ---

Signature Authentication Certificate - Law 404 – F 017009612--------------------------

Buenos Aires, April 1st 2021. In my capacity as Notary Public in charge of Notarial Registry No. 2084 of the City of Buenos Aires, I DO CERTIFY that the signature that appears on the document attached hereto, which certification requirement is simultaneously formalized on Record number 002, Book 098, is stamped before me by the person whose name, ID and proof of identity are stated as follows: Armando LOSÓN, DNI [Argentine ID] 23.317.328. I hereby state that the appearing party is known to me. HE ACTS in the name, on behalf and in his capacity as President of "GENERACION MEDITERRANEA S.A.", with legal domicile at Av. Leandro N. Além 855, 14th th Floor, City of Buenos Aires, C.U.I.T. [Argentine Taxpayer Identification Number] 30-68243472-0, as evidenced by: a) The corporate Bylaws constituted under the name of "Enron Energy Investments S.A." dated January 25, 1993, stated on folio 832 of Notarial Registry 15 of this City, registered in the Superintendence of Corporations of this City, under No. 644 of Book 112, Volume A of Corporations, on January 28 1993. b) Section 60 granted by public deed on April 25 2018, stated on folio 2014 in this Notarial Registry, where the Minutes of the Ordinary General Meeting dated April 4 2018 are recorded, document registered in the IGJ [for its acronym in Spanish for Superintendence of Corporations] under No. 11,226, Book 90, Volume of Stock Companies, on June 22 2018; and c) Section 60 granted by public deed dated

August 14 2018, stated on folio 3,944 in this Notarial Registry, where the Minutes of the Board of Directors Meeting dated August 7 2018, document registered in the IGJ under number 18157, Book 91, Volume of Stock Companies, on September 28 2018; documents I had before me and being duly empowered for this act. ----------------------

[There appears a signature followed by a seal of the acting Notary Public] Felipe Manuel Yofre – License [illegible] Notary Public ---

----

Annex I – Agreement --

Terms and Conditions ---

1. SUBJECT MATTER ---

The subject matter of this Offer is to provide electric power supply to the premises of **Backbone Hosting Solutions Inc.** ("CUSTOMER"), to be located in Río Cuarto, Province of Córdoba (hereinafter referred to as "BHS Premises"), in part of the facilities owned by GENERACION MEDITERRANEA S.A. (hereinafter referred to as "GMSA", together with the CUSTOMER, the "Parties" and indistinctly the "Party"), which constitutes the subject matter of GMSA's lease offer to the CUSTOMER, whose text is attached hereto as Annex II (the "Lease Offer"), and which is located adjacent to another part of the facilities whereon GMSA's Thermal Power Plant (the "Thermal Power Plant"-) is currently installed. ---

2. TERMS – HEADINGS ---

Any mention to days in the terms herein stated, shall be calendar days, unless expressly stated as business days. Headings will be exclusively construed as

references and shall not be used for understanding the terms and conditions herein stipulated. ---

3. TERM ---

3.1. This Agreement shall become effective upon the acceptance of the Offer and shall remain in full force and effect for an eight-year period counted from the start-up date and beginning of the electric power supply to the BHS Premises, notwithstanding the acceptance of the Offer [sic]. ---

3.2. Notwithstanding the stipulations made on Section 3.1, the validity of this Agreement is subject to the following conditions: (i) the constitution of a corporate vehicle with sufficient capacity to carry out the subject matter of this Offer in the Argentine Republic and in line with the current legislation; and/or (b) the assignment of this Agreement, formalized in writing, within a six-month period counted as from the acceptance of the Offer. If said conditions are not fulfilled, GMSA may unilaterally terminate this Agreement, being BHS not entitled to any compensation.-------------------

3.3. The effective date contemplated in section 3.1 above, may be delayed for reasons beyond the control of the Parties, without causing the CUSTOMER's right to request any offset, penalty and/or claim for any compensation from GMSA.-------------------------

4. PRICE ---

4.1 The CUSTOMER shall pay the price indicated in Annex III hereto on monthly basis, plus VAT and any other tax that may result applicable due to the electric power-consumer nature of the CUSTOMER. --

4.2 If the quotient between the *contado con liquidación*[TN] exchange rate and the official exchange rate is less than 1.50, the prices stated in Annex III may be renegotiated

between the parties in order to maintain the exchange rate proportionality. *[Translator`s Note: 'contado con liquidación' -blue-chip swap- exchange mechanism used in Argentina, involving the purchase and sale of dollar-denominated sovereign or corporate securities to move currency in and out of Argentina]*. The official exchange rate is understood to be the dollar sell rate quoted by Banco de la Nación Argentina, as published on www.bna.com.ar, at the closing of the exchange business day immediately preceding the relevant calculation day. *Contado con liquidación* is the quotient resulting between the price in Argentine Pesos and U.S. Dollars of a sovereign bond, such as Bonar 2030 (ticker: AL30 / AL30C). ---

5. Obligations of the Parties --

5.1 Obligations of GMSA ---

(i) GMSA shall make available and provide the CUSTOMER, at a delivery point located in the CUSTOMER's battery limit (hereinafter the "Delivery Point"), the available power and minimum committed volume of energy, in accordance with each annual supply period in order to supply the demand consumed by the CUSTOMER, as stated in Annex III (hereinafter the "Available Power"), attached hereto and integral part of this document.--

(ii) GMSA shall make available to the CUSTOMER a minimum committed volume of annual electric power, pursuant to Annex III, except as provided in Section 9. The minimum committed volume of annual electric power, as specified in Annex III will be proportionally adjusted based on the power actually required by the CUSTOMER at the beginning of the operations. ---

(iii) GMSA shall lease a sector of the property where the generation plant is located to the CUSTOMER, through the entire duration of the Agreement and subject to the terms and conditions provided for in the lease offer stated in Annex II. Said offer includes the appraisal of the plot boundaries and is attached hereto as Annex IV. ----------------------

5.2 Obligations of the CUSTOMER --

(i) THE CUSTOMER shall carry out the necessary civil and electrical works to connect the BHS Premises to the GMSA Power Plant, in accordance with safety rules and infrastructure regulations, and further counting on suitable personnel approved by GMSA before the start of any connection work. ---

(ii) THE CUSTOMER shall hold GMSA harmless for any damage that such works may cause to GMSA, the Plant's infrastructure or the personnel thereof.------------------------

(iii) Once the relevant connection works have been completed and approved by GMSA, the CUSTOMER shall pay for the Procured Energy pursuant to the provisions specified in Section 7. --

(iv) THE CUSTOMER shall pay the land rent amount during the entire duration of the Agreement, in accordance with the terms and conditions of the Lease Offer set forth in Annex II hereto.---

5.3. Exclusivity and Business Opportunity ---

As an essential condition of this Agreement, during the period of 8 (eight) years counted as from the acceptance of the Offer, GMSA grants the CUSTOMER exclusive rights for the development of the data processing business (hereinafter referred to as the "Business") and/or for the electric power supply to third parties within the Property owned by GMSA and/or its affiliates in Rio Cuarto. Province of Córdoba. During the

aforementioned period, GMSA undertakes, by itself or through third parties, not to enter into any negotiation, commercial agreement or binding proposal of any nature whatsoever, which could affect the exclusivity rights herein stipulated. -------------------

(ii) Likewise, during the eight-year term as from the acceptance of the Offer, if GMSA wishes to grant, or receives an offer to obtain electric power supply for the development of the Business within the Province of Córdoba, whether on its own or associated with third parties, GMSA shall grant the CUSTOMER a preferential right so as to be able to conduct the Business. To this end, GMSA shall inform the CUSTOMER this Business related opportunity, as well as the relevant terms and conditions thereof (the "GMSA Notice"). Said Notice shall be served upon the CUSTOMER to the domicile and/or electronic mail set forth herein in Section 16.2, who may, within (30) business days from receipt thereof, exercise the right of preference, notifying GMSA accordingly (the "CUSTOMER NOTICE"). If the CUSTOMER had exercised its right of preference, the Parties shall subscribe, within a thirty-day term, as from the CUSTOMER Notice, an agreement pursuant to the terms and conditions contemplated in the GMSA Notice. In case the CUSTOMER does not make use of the right of preference (by notifying GMSA of such decision or in case of omission thereof within the time period herein above specified), GMSA may supply electric power for the development of the Business.-----

6. METERING---

Metering equipment required to register the power delivered by GMSA to the CUSTOMER at the Delivery Point shall be installed by the latter, as per instructions provided in Annex V hereto.--

7. INVOICING AND PAYMENT ---

7.1 At the end of the month of consumption, GMSA shall invoice the CUSTOMER the Price in U.S.Dollars stipulated in Annex III, multiplied by the Energy Delivered by GMSA to the CUSTOMER during said month. In turn, the CUSTOMER agrees to pay the amount resulting from said calculation in US Dollars within three (3) business days.

7.2 The invoices shall specify the physical volume and the respective amount to be paid for the energy delivered, as well as any other fee or tax that may apply. ------------

7.3 The CUSTOMER shall make the payment through a wire transfer to the account indicated in writing by GMA. --

7.4 Invoices, debit and/or credit notes shall be sent to the CUSTOMER in pdf format to the following email address: egrodzki@bitfarms.com; this address may be replaced at any time in the future by notifying GMSA accordingly. --------------------------------------

7.5 GMSA and the CUSTOMER may agree on the advance payment of certain consumptions, as the CUSTOMER may consider, at a price that will be negotiated by the Parties based on reasonableness and good faith criteria. --------------------------------

7.6 GMSA may deliver additional energy volumes to those indicated in Annex III, as long as previously requested by the CUSTOMER in writing. In such case, the Parties will negotiate this additional energy volume price based on reasonableness and good faith criteria.---

8. DEFAULT--

8.1. The CUSTOMER shall incur in payment default in case it fails to pay an amount when due, prior seven-day notice, judicial or extrajudicial prior notice not being required, unless the CUSTOMER had objected the invoice on well-founded basis,

notified the event to GMSA before its due date and paid the non-objected part of the invoice on time. --

8.2 In case of default, the CUSTOMER shall pay a daily interest of 0.10%, calculated on the principal amount owed and accrued from the maturity date until the effective payment date.--

8.3 If the CUSTOMER fails to pay the amounts due or the relevant default interest amount after (a) a fifteen-calendar-day period; or (b) five-calendar-day period on three or more occasions, GMSA shall notify the CUSTOMER the immediate suspension of the agreed energy supply. ---

9. RESTRICTIONS ON SUPPLY---

9.1 GMSA shall not be responsible for the losses suffered by the CUSTOMER, either direct, indirect damages or loss of profit, in the event of restrictions imposed on the supply committed by GMSA, as an exclusive result of (i) instructions given from CAMMESA [Argentine Wholesale Electricity Market Operator] which (a) call the Power Plant to supply energy to the wholesale electricity market ("MEM" for tis acronym in Spanish), (b) restrict the supply of the Power Plant and such restriction is significant enough to limit or prevent the supply to the CUSTOMER; (ii) restrictions on the transmission system that prevent GMSA from complying with the committed supply; (iii) scheduled plant shutdowns for maintenance purposes, as previously informed to the CUSTOMER, at least ten business days in advance; (iv) unscheduled plant shutdowns caused by any equipment failure which is not attributable to the operation that prevent GMSA from being able to supply the energy; or (v) limitations on the supply of natural gas to GMSA imposed by any applicable authority. The Parties hereto

acknowledge that any of the events herein described shall not be made publicly known by the CUSTOMER. Therefore, GMSA shall reasonably and faithfully prove them, sharing, for example, the instructions given by CAMMESA through the Real Time Operation System (SOTR, for its acronym in Spanish), or the occurrence of supply restrictions as contemplated in this section 9.1. --

9.2 In case the restriction on supply is due to the failure of GMSA, the CUSTOMER shall be entitled to receive compensation for to the energy agreed and not supplied. The payment of the amounts hereinabove stated will be the only compensation the CUSTOMER will receive due to the failure in the energy supply by GMSA, provided that such failure is a consequence of, or caused by reasons attributable to GMSA. Likewise, the CUSTOMER waives any other compensation attributable thereto pursuant to the law or any other source that may result of application in favor of the CUSTOMER, except in case of willful misconduct or fraud. GMSA shall not be liable to the CUSTOMER for any punitive, direct or indirect damage, or any other damage whatsoever that may arise as a result of the failure to supply electric power as herein provided.---

10. UNFORESEEABLE CIRCUMSTANCES OR FORCE MAJEURE --------------------

10.1 Both Parties reserve the right to temporarily suspend, totally or partially, the fulfillment of their obligations in case it results impossible to perform their duties hereunder due to truly proven force majeure or unforeseeable circumstances, in the terms of Section 1730, 1733 and related provisions stipulated in the Argentine Civil and Commercial Code, during the period thereof. The same will apply in the event of

a change in the current Electricity Market rules that prevents GMSA from complying with its obligations.--

10.2. For the purposes of the preceding Section, a decline in the market value of crypto-currencies shall not be considered an event of force majeure.-----------------------

10.3 The Party prevented from fulfilling its obligations shall notify its counterpart as soon as reasonably practicable of such impediment, providing as much information as possible about the duration, extent and consequences thereof, as well as any relevant supporting documentation. The suspension of the effects hereunder shall be effective from the moment such force majeure or fortuitous event have occurred.-------------------

10.4 In no event, the occurrence of any force majeure or fortuitous event shall release the CUSTOMER from its obligation to pay the amounts owed for the Procured Energy effectively delivered and consumed, prior to the occurrence of the force majeure or fortuitous event, including any applicable interest amount, unless such force majeure or fortuitous event implies the interruption of the energy supply, in which case the fulfillment of the inherent obligations may be suspended until the normal supply reestablishment as agreed. ---

10.5 If, during the term of supply hereunder, and within the regulatory framework of the electricity or natural gas sector, any rule or the interpretation thereof is modified, new rules are ordered, government orders and/or other orders are issued, which modify those regulations applicable to the above mentioned sector at the time of the Offer acceptance, or during the validity of the Agreement, and all these result in an economic or operational impact on the Parties' relationship, good faith and reasonable negotiations shall be initiated in order to continue and adjust the supply accordingly by

means of a change to the originally agreed PRICE. If no agreement is reached to maintain or modify the Offer, within a period of thirty (30) days counted from the notice that gave rise to the negotiations between the Parties, the Offer will be terminated, without any compensation for the Parties, except for those derived from violations before the date of termination.--

11. TERMINATION ---

11.1 The PARTIES may terminate this agreement in advance by mutual consent and in writing, at least 60 (sixty) days before the effective termination date. --------------------

11.2. GMSA may terminate the Agreement upon the occurrence of the following events: --

i. Failure to pay three or more consecutive invoices or six non-consecutive invoices throughout a calendar year period. ---

ii. In case of dissolution, filing for insolvency proceedings, request for or declaration of bankruptcy of the CUSTOMER.---

iii. The CUSTOMER's execution of works which are not authorized by GMSA under the Lease Offer, thereby jeopardizing the integrity of the GMSA Power Plant. -----------

iv. Failure to comply with judicial or administrative orders, instructions given by GMSA by order of CAMMESA to the CUSTOMER, or directions imparted by National, Provincial or Municipal authorities that could expose GMSA to damages on its assets, penalties or sanctions.---

v. The CUSTOMER's failure to comply with the obligations specified in Section 15 "Anti-corruption and Ethics", in which case termination will be effective immediately, as of the date of GMSA's notice to the CUSTOMER. --

vi. The assignment by the CUSTOMER of the rights and obligations hereunder, except as provided in Sections 3.2 and 12 herein. --

11.3. Termination by the CUSTOMER: --

The CUSTOMER may terminate the Agreement upon the occurrence of the following events: --

i. If GMSA losses the condition of Wholesale Electricity Market Agent.---------------------

ii. In case of dissolution, filing for insolvency proceedings, filing for or declaration of bankruptcy of GMSA. ---

iii. The failure to supply the Minimum Committed Energy during the course of one year.

iv. The Assignment of the rights provided for hereunder by GMSA, failing to comply with the provisions stated on Section 12.--

11.4 The termination of the Agreement for any reason whatsoever shall not imply the loss of GMSA's rights to collect the amounts owed, including interest accrued, as of the date of termination. --

12. ASSIGNMENT --

The Parties may not assign the rights and obligations arising from this Agreement, without the prior written consent of the other Party, under the understanding that such consent shall not be required in case of assignments to controlled companies, holding companies or subject to common control of the respective Party, as long as said circumstance is duly evidenced and sustained through the validity of the Agreement, and such assignment formalized in writing.--

13. WAIVER ---

The actions or omissions of the Parties hereto shall not be construed as a waiver of any right arising from the contractual relationship herein expressed, unless expressly waived in writing by the relevant Party. No act or omission shall be construed as a consent to the non-fulfillment of the obligations stated in this Offer, nor shall it prevent the filing or maintenance of any legal action. --

14. SEVERABILITY --

The invalidity of any provision of this Agreement as a result of a judicial or administrative declaration shall not affect the validity of the remaining provisions or conditions, insofar as they are valid in themselves. In such a case, the Parties shall use their best efforts to make the required changes so that the null provisions or those that are impossible to comply with, can be replaced by others that faithfully observe the spirit of the agreed relationship.---

15. ANTI-CORRUPTION AND ETHICS ---

The CUSTOMER, together with its shareholders, directors, executives, employees, agents and any other person acting on behalf or representation thereof, guarantee and agree to comply with all applicable laws and regulations, including, without limitation, Law No. 27,401 on Criminal Responsibility of Legal Entities, and amendments thereof, Anti-bribery and Anti-corruption laws, and any other related regulation within the relevant jurisdiction. ---

In relation to the Price herein agreed, the CUSTOMER represents and guarantees that, under no circumstances, will it offer or pay, in whole or in part, directly or indirectly, to any government official, political party or political candidate, any amount of money in

order to influence a specific action or decision in favor of the CUSTOMER or GMSA by virtue of the goods or services hereof or their execution. ----------------------------------

The CUSTOMER shall immediately send written notice to GMSA in the event that any government official requests anything of value (including, without limitation, any amount of money), in relation to the goods or services, subject matter of this Agreement. --

The CUSTOMER represents that all invoices, statements, books, records and reports submitted to GMSA are true and accurate; said information includes a detailed description of the services provided or the goods sold, as well as and the recipient of the expenses paid and/or payments made. The CUSTOMER further states that none of its shareholders, directors, executives, employees or agents is currently a government official, otherwise, said condition shall be immediately notified. --------------

For all purposes hereof, the CUSTOMER represents, acknowledges and agrees to be aware of the Integrity Program of Grupo Albanesi and its current policies (published and updated on the website: Programa de Identidad Albanesi -Integrity Program Albanesi), as well as of the Albanesi Group Ethics Hotline, where a variety of channels are available so that interested parties may report situations which could constitute a violation or suspected violation to the ethical principles and values that govern the companies that make up Grupo Albanesi. This line may be accessed anonymously. The following website provides information on the four available channels: http://\www.albanesi.eoin.ar/)inea-etica.php.---

GMSA reserves the right to rightfully terminate this Agreement in case of any breach of or default under, the provisions herein specified. In this sense, the CUSTOMER

agrees that it shall hold GMSA harmless, as well as its shareholders, directors, executives, employees or agents from and against any claim of any type or nature whatsoever that may result from said breach or default. ---------------------------------------

The provisions of this Section 15 shall be further complied with and reciprocally applied, *mutatis mutandi*, to GMSA with regard to the CUSTOMER. -----------------------

APPLICABLE LAW, JURISDICTION - DISPUTES AND DOMICILES ------------------

16.1 Jurisdiction, Disputes and Applicable Law: --

All disputes arising from this Offer and related to the terms and obligations of the Agreement and/or the supply herein involved, shall be definitely resolved in accordance with the Arbitration Rules of the International Chamber of Commerce (hereinafter the "ICC Rules") by three (3) arbitrators appointed in accordance thereof. The Arbitration will be held in the City of Buenos Aires and will be resolved pursuant to Argentine Law and in Spanish language. --

If the dispute is directly related to operational and/or technical issues and the amount in dispute is less than United States Dollars Two Million (US$ 2,000,000), a technical expert shall be appointed by agreement of the Parties (hereinafter, the "Expert Mediator"). Said expert shall be an Engineer with no less than twenty (20) years of proven experience in the electric power industry. In the event the Parties do not reach an agreement on the above referred appointment after a thirty-day deliberation period, counted from the beginning of the dispute, as stated by notification sent by the claiming Party to the other one, the Parties shall submit the appointment of the Expert Mediator [to the President of the General Mosconi Institute (https://www.iae.org.ar)]. The Expert

Mediator shall reach a final resolution to the dispute within a period which will not exceed three (3) months. ---

16.2 Domiciles and Notifications: For all purposes derived hereunder, the Parties establish electronic mail address and postal domicile as indicated below:----------------

GMSA: Avenida Leandro N. Alem 855 – 14th Floor, Autonomous City of Buenos Aires

Email: akloster@albanesi.com.ar - Andrés Kloster --

THE CUSTOMER: 1376 Bayview, Unit 1, Toronto, Canada --------------------------------

Email: egrodzki@bitfarms.com - Emiliano Grodzky ---

The special domiciles and electronic mails herein stated shall be effective, as long as any Party notifies the other Party a modification thereto in a reliable manner. All notifications between the Parties shall be made in writing and with return receipt signed by a duly authorized officer or representative (being understood that Andrés Kloster will duly represent GMSA and Emiliano Grodzski will duly represent the Customer, notwithstanding any other person authorized by each Party), sent by telegram, return receipt requested, or registered letter to the domiciles specified in this section. Notwithstanding the foregoing, and until the constitution of the BHS branch, its registration as a foreign company, or the assignment of the Agreement under the terms of Section 3.1, notifications may be sent by electronic mail to the addresses mentioned herein above.---

CONFIDENTIALITY --

17.1. The Parties agree that the execution of this Agreement, as well as the provisions, data and information achieved during the negotiation period or the term hereof are strictly confidential. Based on the above, said information may not be fully or partially

disclosed without the prior written consent of the other Party. For the purpose of this Agreement, "Confidential Information" shall mean all the information included herein and/or provided or to be provided in the future to the other party for the purpose hereof, whether verbally or in writing, physically or electronically, which does not constitute information of public access and whose unauthorized knowledge may place the disclosing Party at a competitive disadvantage against third parties.-----------------------

17.2: Each Party: (i) shall use its best efforts to prevent the disclosure to third parties of the other Party's Confidential Information, including at least, the steps taken to protect its own Confidential Information, which in no case may be lesser than those commercially reasonable care standards; (ii) shall not use the Confidential Information of the other Party for its own or third parties benefit, except as herein permitted; (iii) shall restrict the use of the Confidential Information to the purposes specifically provided for herein; and (iv) shall disclose the Confidential Information of the other Party only to those directors, employees, agents, contractors, representatives, officers, attorneys and subordinates who may need it, imposing on them the same confidentiality obligation established in this Agreement and assuming full responsibility for any breach thereof. --

17.3. This clause shall not apply if the Confidential Information: (i) is required by any government authority under applicable regulations; (ii) is required as a result of a reasonable request from a previously accepted buyer or investor, who should have signed a confidentiality agreement; (iii) is already in the public domain or knowledge, for any reason other than the breach of this Agreement;---------------------------------------

17.4. The violation of the confidentiality duty will entitle any of the Parties to claim the damages caused or which may be caused. Notwithstanding the foregoing, each Party acknowledges that the unauthorized use or disclosure of the Confidential Information of the other Party would irreparably harm the latter, in such a way that adequate compensation could not be achieved, not even through a legal action for damages. Accordingly, the threat of or actual unauthorized use or disclosure of any Confidential Information shall give its owner the right to seek an injunctive relief or a protective order to restrict such unauthorized use or disclosure, in addition to any other available remedies to prevent unauthorized use or disclosure thereof. ---------------------------------

17.5. Additionally, the Parties shall comply with the terms of Law 25,326 on Personal Data Protection, to the extent it results applicable, and the Confidentiality Law No. 24,766 with the amendments, regulations and complementary standards thereof. ------

17.6. The confidentiality obligation herein stated shall be in full force and effect during the validity term of this Agreement and shall remain effective for a two-year term upon termination hereof for any reason whatsoever. ---

17.7. In any case, since the CUSTOMER is a subsidiary of Bitfarms Ltdfs, a company listed on the Toronto Stock Exchange, the parties understand that should the offer be accepted, the CUSTOMER will proceed to issue a press release on the transaction, subject matter hereunder, which shall be approved in writing by GMSA prior to is issuance, without this implying a violation to the duty of confidentiality herein contemplated. --

----

Annex II --

Lease Offer --

[Blank page] --

Annex III --

Available Power – Energy Minimum Volume Commitment - Price -------------------

Year	Period		Available Power[1]	Energy Minimum Volume Commitment[2]	Energy Price
	Start Date	End Date	[MW]	[MWh/year]	[US/MWh]
2022	01/01/2022	31/12/2022	210	1,103,760	$ 20.00
2023	01/01/2023	31/12/2023	210	1,103,760	$20.00
2024	01/01/2024	31/12/2024	210	1,103,760	$20.00
2025	01/01/2025	31/12/2025	210	1,103,760	$20.00
2026	01/01/2026	31/12/2026	210	1,103,760	Pursuant to formula expressed in this Annex III[3]
2027	01/01/2027	31/12/2027	210	1,103,760	
2028	01/01/2028	31/12/2028	210	1,103,760	
2029	01/01/2029	31/12/2029	210	1,103,760	

[1]**Available Power** ---

The Available Power that GMSA shall make available to the CUSTOMER is made up of four different generators identified as follows: TG5 (50 MW) - CC1 (30 MW) - CC2 (30 MW) -TG3 (50 MW) - TG4 (50MW). The generation equipment shall be turned on in this order to supply the CUSTOMER's demand, being the CUSTOMER responsible for the necessary interconnection works according to Section 5.2 paragraph (i), of Annex I hereto attached. ---

[2]**Energy Minimum Volume Commitment:** maximum annual limit in case the CUSTOMER requests all the Available Power expressed in the preceding table. If the CUSTOMER does not make use of that Available Power, the minimum Committed Energy Volume will be calculated proportionally according to the Power actually required by the customer.--

[3]Energy Price (for the 2026-2029 period) ---

$$\text{Precio de la Energía Eléctrica}_i = \left(13{,}00 + \left(\frac{2.500}{8.400}\right) x \left(\frac{\text{Costo del Combustible}_i}{27{,}1}\right) x\ 1.000\right) x \left(\frac{\text{Tipo de Cambio Oficial}_i}{\text{Tipo de Cambio Contado con Liquidación}_i}\right)$$

Where: --

- Price of Electric Power [precio de la energía eléctrica]: is the price of the electric power for the ***i*** period.--

- Fuel Cost [costo del combustible]: is the cost of natural gas at the city gate, including transport cost and gas retained by the transport system, arising from a bid to be carried out jointly by the Parties. --

- Official Exchange Rate [tipo de cambio ofcicial]: is the exchange rate reported by the Central Bank of the Argentine Republic at the time of invoicing.----------------------------

- *Contado con Liquidación* Exchange Rate *[Translator`s Note: ‘contado con liquidación’ -blue-chip swap- exchange mechanism used in Argentina, involving the purchase and sale of dollar-denominated sovereign or corporate securities to move currency in and out of Argentina]*: implicit exchange rate that arises from the quotient between the price in Argentine Pesos and the price in US Dollars of a sovereign bond, such as Bonar 2030 (ticker: AL30/AL30C). ---

----

Annex IV ---

Appraisal of the Plot Boundaries ---

[There follows an image image] ---

Coordinates of the Leased Property		
Point	Latitude	Longitude
VI	33° 9'50.14"S	64° 21'57.30"O
V2	33° 9'44.22"S	64° 21'45.90"O
V3	33° 9'51.99"S	64° 21'55.78"O
V4	33° 9'46.83"S	64° 21'45.90"O

Annex V --

Specifications of the metering equipment --

• Delivery point: in a 13.2 kV cell inside the electrical panel ----------------------------------

• Metering point: in a 13.2 kV cell inside the electrical panel----------------------------------

• Metering Equipment: Siemens Sentron PAC 4200 meter with Profibus DP RS-485 communication.--

----

TRADUCCIÓN PÚBLICA --

SWORN TRANSLATION---

Autonomous City of Buenos Aires, April 1st 2021 --

Messrs. ---

Backbone Hostings Solutions Inc. --

1376 Bayview, Unit 1, Toronto, Canada --

Reference: Offer No.1/2021 --

Dear Sirs: --

In my capacity as representative of **GENERACIÓN MEDITERRANEA S.A.**, legally domiciled at Av. Leandro N. Alem 855, 14th Floor, Autonomous City of Buenos Aires, ("**GMSA**"), I submit this Offer to subscribe a Lease Agreement for twenty-two thousand four hundred and thirty-one square meters (22,431 m^2) of land of the property owned by GMSA (the "Property"), located in Río Cuarto, Province of Córdoba (the "Offer"), for the consideration of **Backbone Hostings Solutions Inc**., domiciled at Bayview 1376, Unit 1, Toronto, Canada ("**BHS**" and together with GMSA the "Parties"). The terms and conditions of this Offer are herein attached as Exhibit A. ------------------------------------

The Offer shall be accepted within 5 (five) business days upon receipt thereof, by sending a letter to the domicile specified in Annex A, including the following wording: "We hereby accept your Offer No. 1/2021". The proposed terms and conditions will automatically enter into full force and effect upon completion of this requisite. -----------

Kind regards. ---

[There follows a signature] --- (signed) "*Armando Loson*"

Armando Loson (Jr.) --

President --

GENERACIÓN MEDITERRANEA S.A. ---

F017009611. Buenos Aires April 1st 2021 ---

Signature Authentication Certificate - Law 404 – F 017009611 ------------------------------

Buenos Aires, April 1st 2021. In my capacity as Notary Public in charge of Notarial Registry No. 2084 of the City of Buenos Aires, I DO CERTIFY that the signature that appears on the document attached hereto, which certification requirement is simultaneously formalized on Record No. 001, Book 098, is stamped before me by the person whose name, ID and proof of identity are stated as follows: Armando LOSÓN, DNI [Argentine ID] 23.317.328. I hereby state that the appearing party is known to me. HE ACTS in the name, on behalf and in his capacity as President of "GENERACION MEDITERRANEA SA", with legal domicile at Av. Leandro N. Além 855, 14th Floor, City of Buenos Aires, C.U.I.T. [Argentine Taxpayer Identification Number] 30-68243472-0, as evidenced by: a) The corporate Bylaws constituted under the name of "Enron Energy Investments S.A." dated January 25, 1993, stated on folio 832 of Notarial Registry 15 of this City, registered in the Superintendence of Corporations of this City, under No. 644 of Book 112, Volume A of Corporations, on January 28 1993. b) Section 60 granted by public deed on April 4 2018, stated on folio 2014 in this Notarial Registry, where the Minutes of the Ordinary General Meeting dated April 4 2018 are recorded, document registered in the IGJ [for its acronym in Spanish for Superintendence of Corporations] under No. 11,226, Book 90, Volume of Stock Companies, on June 22 2018; and c) Section 60 granted by public deed on August 14 2018, stated on folio 3,944 in this Notarial Registry, where the Minutes of the Board of Directors Meeting dated August 7 2018, document registered in the IGJ under number 18157, Book 91,

Volume of Stock Companies, on September 28 2018; documents I had before me and being duly empowered for this act. --

[There appears a signature followed by a seal of the acting Notary Public] Felipe Manuel Yofre – License [illegible] Notary Public --

----

ANNEX A --

TERMS AND CONDITIONS ---

This Lease Contact (the "Contract") is entered into by and between: ----------------------

GENERACIÓN MEDITERRÁNEA S.A ("GMSA"), herein represented by Mr. Armando Roberto Losón, DNI No. 6,069,494, in his capacity as President of the Company (the "Lessor" or "GMSA", indistinctly), and Backbone Hostings Solutions Inc. domiciled at Bayview 1376, Unit 1, Toronto, Canada, (the Lessee or “BHS”, indistinctly), herein represented by Emiliano Grodzki, DNI 25,640,905, subject to the following terms and conditions: --

SECTION 1. Lease. --

The Lessor leases to the Lessee twenty-two thousand four hundred and thirty-one square meters (22,431 m^2) of land located in the property owned by GMSA, according to the information provided by the land register and coordinates thereof, as specified on the site plan attached to the Offer as Annex B (the "Leased Property").----------------

2. The access to the Leased Property shall be made through a new entrance to be built by the Lessee. During the construction period, the Lessee may access the premises through the entrance located on the Leased Property premises, used by GMSA Generation Plant’s workers, duly observing access and entry rules stipulated by GMSA, herein attached as Annex C. ---

SECTION 2. Term. --

2.1. The Agreement shall be valid for a term of 8 (eight) years (the "Term"), as from the possession date of the Leased Property.--

2.2. Upon the expiration of the Term, the Lessee shall vacate the Leased Property, without need of any court or out-of-court notice. In case the Leased Property is not returned on the specified date, as stated before, and notwithstanding any action that the Lessor may initiate, the Lessee shall pay a penalty of USD600 (United States Dollars six hundred) for each day of delay in returning the Leased Property. ------------

SECTION 3. Price. --

3.1. The lease price (the "Price") is agreed to be an annual, fixed, total and lump sum of USD 120,000 (United States Dollars one hundred twenty thousand), plus the applicable Value Added Tax ("VAT").---

3.2. The Lessor shall issue an invoice on yearly basis for the agreed annual lease price which shall be sent to the Lessee within the first ten (10) business days of each year, during the effectiveness of the Agreement, to the domiciles herein stated. Said invoice shall be paid within a maximum term of 20 (twenty) business days, upon the receipt thereof. In the event of any delay in the payment of the issued invoices, the Lessee shall pay a default interest of 0.10 percent (0.1%) per day of delay, payable together with the lease amount in arrears; all the above mentioned, regardless of the Lessor`s right: (i) to declare this Agreement terminated, in accordance with the terms of Section 1,219 of the Civil and Commercial Code; and (ii) to file, upon the termination of the Agreement as stated, legal actions in order to obtain the eviction and collection of any amount due, plus resulting damages and losses. --

3.3. All payments provided for herein shall be made through wire transfers to the account indicated in writing by GMSA. --

In case the bank account is changed, as it may be necessary, the Lessor will notify the Lessee of the new account number to which the funds should be transferred, at least 10 days before the corresponding payment date. ---

SECTION 4. Purpose. --

4.1. The Leased Property will be used by the Lessee to carry out its business in accordance with this Agreement and pursuant to national, provincial and municipal regulations, as applicable. The Lessee may not change or alter, in whole or in part, the purpose agreed herein.---

4.2. GMSA authorizes the Lessee, on its own behalf or through third parties (the "Designated Subcontractor") to build the necessary infrastructure on the Leased Property, in order to carry out its business, in particular: (i) a Data Processing Plant (the "Plant of the Lessee"); (ii) the civil and electrical infrastructure ensuring the provision and measurement at the delivery point located in the 13.2 kV electric panel, of the energy generated by GMSA under the terms of the Offer, for the Supply of Electric Power, accepted by the Lessee on April 1, 2021, a copy of which is attached hereto as Annex D, pursuant to provisions stated in the following section. ----------------

SECTION 5. Constructions. Improvements and Authorizations. Technical Representative. ---

5.1. In case the Lessee carries out the constructions referred to in section 4) above through a subcontractor, the Lessee shall notify GMSA of the company that has been selected as Designated Subcontractor, as well as the Technical Representative on site. --

5.2. Before starting the construction process of the civil and electrical infrastructure, the Lessee shall submit the project of works to be carried out to the Lessor. In turn, GMSA should deliver its opinion thereon, within a time period not exceeding 5 (five) business days after receiving the approval request. Such approval may be denied only in case the project does not comply with the provisions of subsections (i) and (ii) of section 5.3. below. ---

5.3. The Lessee or the Designated Subcontractor will submit on a timely manner -prior approval from the Lessee- a technical report on the equipment and improvements to be made, for the purposes of achieving the relevant approval from the Lessor. Such approval will be granted provided that: (i) the works do not interfere with the daily activity of the Power Generation Plant located in the Property; and (ii) the work to be carried out by the Lessee in the Leased Property complies with municipal and national rules and regulations, as well as with the best practices in terms of civil and electromechanical constructions. --

5.4. The Lessor may supervise the construction of the Lessee's Plant and the civil or electrical works, in order to ensure duly compliance with the applicable regulations related to safety and electrical infrastructure, so that the works to be carried out do not represent a risk to GMSA, its Power Generation Plant or to third parties. In this sense, notices sent by GMSA to the Technical Representative during the construction process, shall be considered as sent to the Lessee and the Designated Subcontractor, as well. --

5.5. According to the preceding clause, the instructions issued by GMSA will be mandatory for both, the Lessee and the Designated Subcontractor, who will be jointly

and severally liable to GMSA for any damage caused by their negligent action or contrary to the instructions issued by the Lessor. ---

5.6. Likewise, the Lessee will be fully responsible for the duly compliance of health, fiscal, tax regulations and for any legal fee that may be applied, by virtue of the agreed-upon purpose, originated after the effective date of this Agreement. The Lessee will be also responsible for obtaining any national, provincial and municipal permit required for the construction and operation of the Lessee's Plant. ---------------------------------------

5.7 The Lessee agrees to comply with, and ensure that their workers, subcontractors, suppliers, and customers further observe the provisions and general rules established to enter the GMSA Property, as well as any other general disposition and/or regulation stipulated for entering the premises. ---

5.8. The Lessee agrees not to keep or maintain dangerous and/or polluting substances, as well as those that may cause damage to third parties, explosives, or any other material that may pose a threat to life, health, and/or the integrity of the Leased Property, including the entire property and the GMSA-owned Generation Plant therein located. --

SECTION 6: Condition of the Property. Taxes ---

6.1. Upon the termination of the Agreement, the Lessee agrees to return the Leased Property in the same condition it was given by the Lessor, that is, without any kind of additional building, civil or civil electrical work, except for those previously approved by the Lessor and which the Lessee agrees to leave in the Leased Property. ----------------

6.2. At the time of restitution, the Lessee shall also provide evidence of (i) the total payment of all concepts for which it is responsible hereunder; and (ii) the cancellation

of services and permits under its name, whether of municipal, provincial or national nature.---

SECTION 7: Authorizations and Permits. --

The Lessee is exclusively responsible for managing, obtaining, and maintaining all applicable authorizations, permits, or licenses required for the current or future development of the business in the Leased Property. ---

SECTION 8. Payments. Public Services. --

8.1. The payment of all expenses related to the services that the Leased Property has or consumes, such as, gas, telephone and internet, among others, will be at the exclusive cost, charge and responsibility of the Lessee. ---------------------------------------

8.2. At the moment the invoice is delivered by the Lessor, pursuant to Section 3.3, the Lessee must furnish the Lessor a copy, duly signed by an authorized officer, of the payment receipts corresponding to the services and taxes mentioned in the preceding paragraphs. Such payment receipts may be delivered in paper or digital format, and shall be duly acknowledged by the Lessor. ---

SECTION 9. Right of Access and Inspection. --

The Lessee will allow the Lessor to access the Leased Property, once a semester, during habitual working hours, and upon 10 (ten) business days prior notice, in order to inspect the condition and maintenance of the Leased Property. Under no circumstances, may the Lessor exercise said right at times or in any manner that could reasonably disturb the normal development of the Lessee's business. It is duly stated that any access of the Lessor to the Leased Property will be under the supervision of the Lessee, with the presence of a representative appointed by Emiliano Grodzki or Nicolás Bonta. --

SECTION 10. Liability for Damages. --

10.1. The Lessor shall be released from any liability to the Lessee for any damage suffered by the latter, its assets, employees, customers or third parties who visit the Leased Property. Upon duly compliance of the rules established by GMSA for entering the Property, the Lessee shall be the sole responsible for the safety of said persons and their properties. ---

10.2. The Lessor shall be liable to the Lessee, its employees and/or third parties for any damage, to the persons or properties thereof, for damages caused by their employees or third parties, for which the Lessor should be held liable. --------------------

10.3. The Lessee shall be solely and entirely responsible for any damage experienced by the Lessor and/or third parties, including the Lessee's employees, to their persons or property, resulting from the use by the Lessee of the Leased Property, and/or its accessories, as well as for any damage caused by their employees and/or third parties for whom the Lessee is held liable.---

SECTION 11. Non-Assignment. --

11.1. The Lessee may not assign or transfer this Agreement in whole or in part, without the express consent of the Lessor, except in case of assignments to a Controlling Company, a Company Controlled by, or subject to the common Control of, the Lessee.

11.2. Likewise, the Lessee shall not sublease or lend the Leased Property for use, in whole or in part, without the express consent of the Lessor. ---------------------------------

SECTION 12. Automatic Default. ---

12.1. The Lessee's default shall occur by operation of law upon the expiration of the terms granted for the payment of the annual rent amounts, or for the fulfillment of the

obligations assumed hereunder, judicial or extrajudicial prior notices not being required. --

SECTION 13. Insurance. ---

13.1. The Lessee shall acquire, at its exclusive expense and from a leading insurance company, satisfactory to the Lessor, the following insurances: a) Civil Liability Insurance for the Construction works, throughout the construction period, which shall cover civil works, including the connection to the line, for an insured amount which shall be informed in writing by GMSA to the Lessee, once this offer has been accepted, and further stating that GMSA shall be appointed third party and additional insured ("RC Construction Insurance"); b) ART [Labor Risk Insurer] Insurance and Compulsory Life Insurance for all the Lessee's employees, being obliged to procure or ensure that the contractor also acquires such insurance, with a subrogation clause in favor of GMSA, all the above requirements, whilst the Lessee does not have an independent access to the Leased Property ("ART and SVO Insurance"); c) a Civil Liability Insurance for the Operation works, for an insured amount that shall be informed in writing by GMSA to the Lessee once this offer has been accepted, being GMSA appointed as third party and additional insured ("RC Operation Insurance"). The Lessee shall further inspect that any vehicle that enters the Leased Property has a current civil liability insurance against third parties, denying access to any vehicle that does comply with this requirement. ---

With regards to the civil liability insurance for construction, Generación Mediterránea S.A. shall be considered as an additional and third party insured. ART Insurance, Compulsory Life Insurance and Automobile and Machinery Insurance shall include a subrogation clause in favor of Generación Mediterránea S.A. -------------------------------

13.2 The Construction Civil Liability Insurance, the ART Insurance and the Compulsory Life Insurance shall be purchased and maintained at least 24 (twenty-four) hours before the Lessee and/or the contractor begins to perform any work on the Leased Property. Otherwise, the Lessor will have the right to prevent the Lessee from starting said works, situation that once the Offer has been accepted, shall not give rise to an extension on the Power Supply Contract's effectiveness. In order to evidence compliance with the above mentioned requirements, the Lessee shall submit the Lessor a copy of the insurance policies and other contractual conditions certified by a Notary Public. The Operations Civil Liability Insurance shall be purchased and maintained at least twenty-four (24) hours before the date the Lessee's Plant begins its operations. Otherwise, the Lessor shall have the right to restrict the electricity supply to the Lessee's Plant under the Power Supply Contract. In order to evidence compliance with the above mentioned requirements, the Lessee shall submit the Lessor a copy of the insurance policies and other contractual conditions of the Civil Liability Insurance purchased, certified by a Notary Public. ----------------------------------

13.3. Effectiveness of the Insurance: The Civil Liability Insurance for Construction shall be in force during the term of the works for the construction of the Lessee's Plant. The Operations Civil Liability Insurance shall remain in force during the term of the lease, subject matter hereof. The ART Insurance and the Compulsory Life Insurance shall be in force as from the moment the employees or vehicles enter the Leased Property.----

SECTION 14. Rescission and Termination. ---

14.1. Once the first six months of the Term has elapsed, the Lessee may terminate this Agreement, without providing any reason, as long as it is in compliance with the contractual and legal obligations set forth herein. In this sense, the Lessee shall give

60 (sixty) days prior notice and pay, at the time of restitution of the Leased Property, an amount equivalent to: (i) one-and-a-half month rent during the first year of the lease; (ii) one month rent if said option is exercised after the first year. ----------------------------

14.2. In case the Lessee fails to comply with any obligation assumed hereunder and upon prior notice of compliance within a 15-calendar-day period to solve such failure, or if the Lessee fails to pay 2 (two) rent payments, the Lessor shall be entitled to terminate this Agreement, for the exclusive fault of the Lessee, as well as to apply the penalties provided for herein. The Lessor shall be also entitled to request the immediate eviction of the Leased Property and to file the corresponding legal actions in order to claim for damages caused by the Lessee.--

SECTION 15. Expiration. --

5.1. Upon the expiration of the term of this Agreement, the delivery of the Leased Property shall be exclusively verified by means of a written document issued by the Lessor. Any other means shall not be admitted.---

15.2. If the Lessor refuses to receive the Property under no legitimate reason, the Lessee may judicially deposit the property keys. In this case, the Lessee shall only pay the agreed rent amount until the day on which the Lessor incurred in default by not receiving the Leased Property.---

SECTION 16: Special Domiciles. Jurisdiction. --

16.1. The Lessor and the Lessee constitute special domiciles in those stated on the heading hereof; any judicial and/or extrajudicial notice, summon and/or subpoena served at such domiciles shall be valid and binding on the Parties. ------------------------

16.2. The Parties may change the domiciles herein stated for another domicile located within the geographical scope of the City of Buenos Aires, prior written and express notice of the new domicile served by one Party to the other. ---------------------------------

16.3. In the event of any dispute that may arise hereunder, the parties hereto agree to submit to the jurisdiction and competence of the National Lower Courts in Civil Matters of the Autonomous City of Buenos Aires. The Parties expressly waive any other jurisdiction or venue otherwise applicable. ---

SECTION 17: Confidentiality. ---

17.1. The Parties agree that the execution of this Agreement, as well as the provisions, all data and information achieved during the negotiation period or the term hereof are strictly confidential. Based on the above, said information may not be fully or partially disclosed without the prior written consent of the other Party. For the purpose of this Agreement, "Confidential Information" shall mean all the information included herein and/or provided or to be provided in the future to the other party for the purpose hereof, whether verbally or in writing, physically or electronically, which does not constitute information of public access and whose unauthorized knowledge may place the disclosing Party at a competitive disadvantage against third parties.------------------------

17.2: Each Party: (i) shall use its best efforts to prevent the disclosure to third parties of the other Party's Confidential Information, including at least, the steps taken to protect its own Confidential Information, which in no case may be lesser than those commercially reasonable care standards; (ii) shall not use the Confidential Information of the other Party for its own or third parties benefit, except as herein permitted; (iii) shall restrict the use of the Confidential Information to the purposes specifically provided for herein; and (iv) shall disclose the Confidential Information of the other

Party only to those directors, employees, agents, contractors, representatives, officers, attorneys and subordinates who may need it, imposing on them the same confidentiality obligation established in this Agreement and assuming full responsibility for any breach thereof. --

17.3. This clause shall not apply if the Confidential Information: (i) is required by any government authority under applicable regulations; (ii) is required as a result of a reasonable request from a previously accepted buyer or investor, who should have signed a confidentiality agreement; (iii) is already in the public domain or knowledge, for any reason other than the breach of this Agreement;---------------------------------------

17.4. The violation of the confidentiality duty will entitle any of the Parties to claim the damages caused or which may be caused. Notwithstanding the foregoing, each Party acknowledges that the unauthorized use or disclosure of the Confidential Information of the other Party would irreparably harm the latter, in such a way that adequate compensation could not be achieved, not even through a legal action for damages. Accordingly, the threat of or the actual unauthorized use or disclosure of any Confidential Information shall give its owner the right to seek an injunctive relief or a protective order to restrict such unauthorized use or disclosure, in addition to any other available remedies to prevent unauthorized use or disclosure thereof. --------------------

17.5. Additionally, the Parties shall comply with the terms of Law 25,326 on Personal Data Protection, to the extent it results applicable, and the Confidentiality Law No. 24,766 with the amendments, regulations and complementary standards thereof.------

17.6. The confidentiality obligation herein stated shall be in full force and effect during the validity term of this Agreement and shall remain effective for a two-year term upon termination hereof for any reason whatsoever. --

17.7. In any case, since the CUSTOMER is a subsidiary of Bitfarms Ltdfs, a company listed on the Toronto Stock Exchange, the parties understand that should the offer be accepted, the CUSTOMER will proceed to issue a press release on the transaction, subject matter hereunder, which shall be approved in writing by GMSA prior to is issuance, without this implying a violation to the duty of confidentiality herein contemplated. --

SECTION 18: Exclusivity Right. --

As an essential condition hereto, during the period of 8 (eight) years counted as from the acceptance of the Offer, GMSA grants BHS exclusive rights for the development of the cryptocurrency mining business within the Property owned by GMSA and/or its affiliates in Rio Cuarto, Province of Córdoba. During the aforementioned period, GMSA undertakes, by itself or through third parties, not to enter into any negotiation, commercial agreement or binding proposal of any nature whatsoever, which could affect the exclusivity rights herein stipulated. ---

----

ANNEX B --

Land register and site map of the leased property ---

[There follows a picture] ---

COORDINATES	
Latitude	**Longitude**
33° 9'50.14"S	64°21'57.30"0
33° 9'44.22"S	64°21'45.90"0
33° 9'51.99"S	64°21'55.78"0
33° 9'46.83"S	64°21'45.90"O

ANNEX C --

Access and Entrance Standards stipulated by GMSA -------------------------------------

[Blank page] ---

GRUPO ALBANESI ---

Regulations for Contractor Companies ---

Code: DG-SGC-HS-01 ---

VERSION: 16 ---

STATUS: ACTIVE ---

<table>
<tr><td colspan="20">SCOPE</td></tr>
<tr><td colspan="9">Environment</td><td colspan="4">Integral</td><td colspan="7">Corporate</td></tr>
<tr><td colspan="20">Type of Document</td></tr>
<tr><td colspan="10">General Document</td><td colspan="10">Working Procedure</td></tr>
<tr><td colspan="20">Assigned to site</td></tr>
<tr><td colspan="4">GMSA, CT M. Maranzana</td><td colspan="4">GMSA, CT LA Rioja</td><td colspan="4">GMSA, CT Independencia</td><td colspan="4">GMSA, CT La Banda</td><td colspan="4">GMSA, CT Frias</td></tr>
<tr><td colspan="10">GMSA-CT Ezeiza</td><td colspan="10">GENERACION ROSARIO S.A.</td></tr>
<tr><td colspan="10">CENTRAL TERMICA ROCA S.A.</td><td colspan="10">AESA – Central Térmica Cogeneración Timbúes</td></tr>
<tr><td colspan="10">GENERACIÓN CENTRO-CT Arroyo Seco</td><td colspan="10">BODEGA DEL DESIERTO S.A.</td></tr>
<tr><td colspan="9">ALTO VALLE DE RIO COLORADO S.A.</td><td colspan="4">ALBA JET S.A.</td><td colspan="7">RAFAEL G. ALBANESI S.A.</td></tr>
<tr><td colspan="20">DOCUMENTARY CATEGORY</td></tr>
<tr><td colspan="10">Master document</td><td colspan="10">Annex Document</td></tr>
<tr><td colspan="20">PROCESS RESPONSIBLE</td></tr>
<tr><td colspan="5">Senior Management</td><td colspan="5">Plant Management</td><td colspan="5">Commercial Management</td><td colspan="5">Management System</td></tr>
<tr><td colspan="5">Environment</td><td colspan="5">Health and Safety</td><td colspan="5">Operations</td><td colspan="5">Water Plant</td></tr>
<tr><td colspan="5">Mechanical Maintenance</td><td colspan="5">Electrical Maintenance</td><td colspan="5">IT</td><td colspan="5">Procurement</td></tr>
<tr><td colspan="5"></td><td colspan="5">Administration and Finances</td><td colspan="5">Legal</td><td colspan="5">Insurance</td></tr>
<tr><td colspan="5">Human Resources</td></tr>
</table>

This document has been approved by: ---

Víctor González (Health and Safety), Jimena Pasolli (Environment), Darío Silberstein (Administration and Finances), Fabiana López León (Legal), Emilio Sanjurjo Lodos (Procurement), Gustavo Racedo (Human Resources) and Pablo Garbín (Insurance).-

Grupo Albanesi Date: March 28, 2019 ---

Corporate Management System	MASTER DOCUMENT			
	REGULATIONS FOR CONTRACTOR COMPANIES			
	Code DG-SGC-S-01	Version: 16	Status: Active	Approval 28/03/2019

1. PURPOSE --

This standard is aimed at: ---

Ensuring the compliance of applicable laws on Occupational Health, Environment and Safety, in all premises of Grupo Albanesi, when SERVICE/ ASSETS/ WORKS are

carried out by CONTRACTOR and/or subcontractor companies, as well as the duly fulfilment of the provisions herein stipulated ---

Setting forth: ---

A. The requirements CONTRACTOR companies, subcontractors and personnel thereof, shall meet when entering, leaving and moving around the premises. ------------

B. The commitment of CONTRACTOR and subcontractors to comply with health, environmental and safety standards during construction works and/or the rendering of services, as well as the performance of binding duties entered into by and between GRUPO ALBANESI. --

These standards are not intended to include every particular aspect arising from the different types of activities, since each phase shall be ruled by sound practices and adopting Health, Environmental and Safety measures, as required. Any doubt arising on specific aspects not included herein, shall be discussed, prior to work commencement, with the Health and Safety Manager of each GRUPO ALBANESI Power plant. ---

2. SCOPE ---

The contractor and/or subcontractor company shall be responsible for any activity performed in the premises owned by GRUPO ALBANESI and beyond its physical boundaries, and shall hold GRUPO ALBANESI harmless from any damage resulting from works, service rendering or activities related thereto. The infringement of the obligation to avoid harm to third parties, or the failure to comply with the obligations thereof shall be remedied by the contractor company which will be held totally liable for any resulting damage. Should this occur, the contractor company shall compensate GRUPO ALBANESI for the amounts owed, within 5 (five) days upon notice is given.

Compensation for damages shall involve the loss or reduction of assets, loss of profit and loss of opportunity, and remedies thereof shall be complete. --------------------------

3. DEFINITIONS --

GRUPO ALBANESI: shall be construed as one or more of the following companies: Albanesi Energía S.A., Albanesi S.A, Albanesi Power S.A., Central Térmica Roca S.A., Generación Centro S.A, Generación Litoral S.A., Generación Mediterránea S.A., Generación Rosario S.A., Rafael G. Albanesi S.A., Bodega del Desierto S.A., Alto Valle del Río Colorado S.A., Alba Jet S.A. and/or the ones to be incorporated in the future. --

Commissioning company: the company member of Grupo Albanesi entrusting the works or requiring the rendering of services. --

Purchasing and Contracts Manager: responsible for filing the necessary formalities to hire suppliers once the requirements are established. The manager shall give written notice of this procedure to the other party signed in consent for the fulfillment of the contract and submission of all the documents stipulated in the Annexes. ----------------

Contractor: Any individual, company, corporation or organization undertaking the fulfillment of specific works or service-rendering pursuant to the agreement entered into by and between the Commissioning Company.---

Subcontractor: Any individual, company, corporation or organization subcontracted by the CONTRACTOR for undertaking the fulfillment of specific works or service-rendering for the Commissioning Company. ---

Self-employed worker *–monotributista-*: individual who under an agreement or purchase order is committed to render services, supply or manufacture a material or

equipment. CONTRACTOR shall solely be allowed to hire self-employed workers under the written consent of the Commissioning Company. ---------------------------------

Occupational Health and Safety Manager: certified professional responsible for the Occupational Health and Safety Service rendering.--

Occupational Physician: Physician responsible for outlining and promoting protective health measures for workers, by means of the prevention and monitoring of risk factors in order to avoid work related diseases and accidents.--

Safety Program/Technical Specifications Sheet: the number of Health and Safety preventive and risk control requirements that CONTRACTORS must submit to the Commissioning Company.--

Material Safety Data Sheet (MSDS): a sheet containing all the information requested by Health and Safety standards attached to any chemical substance which includes the preventive measures to be taken when used. MSDS shall comply with Resolution 801/15 by the SRT [Occupational Hazard Insurance], Globally Harmonized System of Classification and Labelling of Chemicals. ---

HEALTH AND SAFETY ---

4. REGULATIONS TO BE OBSERVED BY CONTRACTOR COMPANIES IN CIVIL ENGINEERING PROJECTS, SETUP, MAINTENANCE AND EXTENSION OF CIVIL WORKS ---

4.1 The CONTRACTOR is responsible to fully comply and make subcontractors comply with these standards pursuant to the provisions of Law N° 19,587 on Occupational Health and Safety and/or the ones that may be implemented in the future, modifying, replacing or complementing existing ones, and the provisions herein as well as all documents entered into by and between the PARTIES. Prior to work

commencement, the CONTRACTOR shall send to the Commissioning Company the "Notification of Works Commencement" with acknowledged receipt by the ART [Occupational Risk Insurer], and the Health and Safety Plan certified by the latter. ----

4.2 An Occupational Health and Safety Executive must work jointly with the CONTRACTOR when machinery repair and maintenance, civil works, erection and extension activities are carried out, pursuant to the provisions stated below. Occupational Health and Safety Executives must be professionals and certified to perform preventive measures, for the full term of works entrusted by the Commissioning Company to be carried out by CONTRACTOR or subcontractor. ------

CONTRACTOR and/or subcontractor Occupational Health and Safety executive must provide supporting evidence of the visits at the worksite and of the activities performed therein to prevent occupational hazards, and be indicated on Construction daily site log book. Jointly with the Technical Specifications Sheet, the log must be available onsite at all times, and may be requested by the commissioning company personnel when so determined for revision. The book must comply with the provisions of Health and Safety standards in force. ---

Namely: ---

A. Law 19,587 and regulatory decree N° 351/79. Decree 1,338/96 on regulations for Medicine, Health and Safety Service. --

B. Decree N° 911/96, Health and Safety Regulations for Construction Industry and Resolution N°231/96; 51/97; 35/98 and 319/99 of the Superintendence of Occupational Hazards. --

C. Every applicable standard on Occupational Health and Safety matters. ----------------

THE CONTRACTOR and/or subcontractor must appoint someone responsible for Health and Safety at the construction site, in-company or outsourced, who must refrain from providing guidance in more than one CONTRACTOR and/or subcontractor premises at the same time.--

Said professional shall complete the following time frame visits to the construction site, pursuant to the stipulations of decree 1338/96 or future new governing substitute regulations. --

N° of workers	Weekly timeframes
1-15	From 3 to 5 hours
16-50	From 5 to 10 hours
51-100	From 10 to 15 hours
101-150	From 15 to 20 hours
151 or more	30 or more

The CONTRACTOR and/or subcontractor shall provide full time presence, during works and/or expansion, of one or more consultants (technician or expert) duly certified on Occupational Health and Safety and submit proof of the corresponding certification before works are started. The Commissioning Company shall apply the criterion below for setting the number of safety consultants: --

N° of workers	Number of HSC
1-50	1
51-100	2
101-150	3
151-200	4

Pursuant to the complexity level of works such as open facade works, risky activities, etc., the Commissioning Company is entitled to request the CONTRACTOR and/or subcontractors, for the involvement of more Occupational Health and Safety

professionals who must be accepted and operative no later than 7 (seven) week days upon request. --

Moreover, the CONTRACTOR through the responsible for Health and Safety shall: ---

- Daily report any incident and accident arisen at the workplace, keep a record on a numbered book and send a copy or give notice thereof to the Health and Safety responsible appointed by the Commissioning Company, subscribed by the technical representative/s on Occupational Health and Safety of the CONTRACTOR. ------------

- The occupational Health and Safety Representative must file a certified record of workplace visits of the month expired, pursuant to applicable legal decree 911/96.-----

Furthermore, the CONTRACTOR and/or subcontractors´ activities during construction and extension works are entitled to be audited by corporate members of the Commissioning Company holding worksite visits, on a frequency deemed appropriate, with or without prior notice, as well as external inspectors eligible to supervise the operations at the floor plant or workplace in general. Upon conclusion of the visit, the Commissioning Company must write a report listing the observations and/or recommendations to be immediately implemented, which must be fully in force upon written agreement of the PARTIES.---

Occupational Health and Safety representative of the Commissioning Company is entitled to conduct observations and recommendations for the CONTRACTOR and/or subcontractor to observe hygiene and cleanliness, the use of personal protective equipment, scaffolding, electrical switchboards, vehicles, etc. and the latter is bound to adapt to them no later than 7 subsequent days upon occurrence.------------------------

4.3 The CONTRACTOR and/or subcontractors shall comply with and commit to the following conditions:---

Occupational Health and Safety Documents to be filed before works commencement.

- Total corporate accident rate report issued by ART [Occupational Risk Insurer]. -----

- A construction toolbox program shall be executed by an Occupational Health and Safety specialist, pursuant to legislation in force, and certified by the ART, in the case the following task works are carried out: --

a) Excavation---

b) Demolition --

c) Building of medium or high voltage overhead lines.---

d) Building of high pressure gas pipelines.--

e) Water distribution systems. ---

f) Buildings of facilities over 1000 m^2 indoor floor space, or over four meters high from zero level (0).---

- A notice of work and Occupational Health and Safety program must be completed and submitted by the CONTRACTOR before any work starts. The head representative of Occupational Health and safety shall hold accreditation to work in the jurisdiction of the WORKSITE premises.--

Occupational Health and Safety Documents --

- Proof notice of personal protective equipment provision, pursuant to Resolution SRT 299/11 (overall, hard hat, gloves, foot and eye protection). ------------------------------------

- Copy of complete pre-occupational medical exams (less than one year issuance) for each worker, with the results signed by certified health care professionals (cardiologist, radiologist, biochemist, etc.). The report must list fields of specialty and the roles played by each worker. In the case of physical hazards (high-rise structure work or jobs in confined spaces, etc.), medical screening must be adjusted to the stipulations

of applicable law and approved by the Ministry of Labor. Physical Aptitude Test issued by occupational health service hired by the CONTRACTOR. Proof notice for each employee of the Training held no later than 48hours prior to the entrance to the premises.---

4.4 In case of personnel replacement and before entering the premises, all documents listed in 4.3 herein must be provided to the Health and Safety Manager. -----------------

4.5 The CONTRACTOR, subcontractors and/or the workers thereof, must adhere to the time schedules established at the main office, and agreed upon with the Commissioning Company. Should works be performed in any other timeframe, approval must be requested to the head representative of the main office.----------------

4.6 Once works are fulfilled, the CONTRACTOR and/or subcontractor shall be fully responsible for the good order and cleanliness of the work site and surrounding area.

4.7 In case any Health and Safety related emergency or incident occurs, which causes uneasiness to the community or the press, communication shall be channeled through the internal regulations and authorities appointed by the Commissioning company, (directors, managers, attorneys at law, legal representatives, head works authority or any substitute appointed thereby). ---

4.8 Prior to CONTRACTOR or subcontractor staff commencing work or service rendering on the premises, all employees shall be trained on a two-hour "Induction Training on Safety, Environment and Health" by the Occupational Health and Safety Manager of the Commissioning Company Electric Power Plant where works are to be carried out.---

Upon termination of such induction training, Occupational Health and Safety staff of the CONTRACTOR and/or subcontractor, shall be tested orally and in written, and be

graded with 10 to be qualified to enter the worksite. In case of failing the exam on the first attempt, shall be inducted again and pass the exam with the same grade abovementioned.---

4.9 The CONTRACTOR and/or subcontractor, shall provide employees with:-----------

WORK CLOTHING: must meet the standards to the work role to be performed, name tagged or CONTRACTOR or subcontractor´s ID badge.-------------------------------------

PERSONAL PROTECTIVE EQUIPMENT: must meet the standards to the work role to be performed, appropriate items should be selected and reliable fashion, fit and comfort must be taken into consideration by the CONTRACTOR and/or subcontractor Health and Safety Service when delivered, prior authorization granted by the Commissioning company Work Health and Safety Area. -------------------------------------

A. REFLECTIVE VESTS: the use of reflective vests is mandatory during the construction stage of the project. They must meet the following color coding. -----------

Orange: Construction Operators ---

Green: superintendent, supervisors and foremen ---

B. CONSTRUCTION HARD HATS: The use of hard hats shall meet the following color coding: ---

White: executives, superintendent and foreman---

Yellow: competent operatives, maintenance and construction workers--------------------

Blue: specialized electricians and technicians (hoists and crane workers)----------------

Green: Health, Safety and the Environment --

Red: Emergency Marshalls---

C. PORTABLE TOILETS: The CONTRACTOR and/or subcontractor shall set portable toilets at the construction site, according to the number of staff involved, pursuant to

specifications of law No 19,587 on Occupational Health and Safety at work. Moreover, the CONTRACTOR and/or subcontractor shall ensure, and bear the daily cleaning of facilities. ---

1. When the total number of men does not exceed 5, there will be one toilet, one washbasin and one hot and cold-water shower.---

2. When the total number of women does not exceed 5, there will be one toilet, one washbasin and one hot and cold-water shower.---

3. For more than 5 and less than 10, men and women: one toilet, one washbasin and one hot and cold-water shower for each sex group.--

4. For more than 11 and less than 20 there will be: --

a) For men: one toilet, two washbasins, one urinal and two hot and cold-water showers.

b) For women: one toilet, two washbasins and two hot and cold-water showers. --------

5. The increase ratio shall be: one toilet every 20 workers or slot of 20. One washbasin and one urinal for every 10 workers or slot of 10. One hot and cold-water shower for every 20 workers or slots of 20. ---

6. Those premises with over 10 workers for each sex group, shall set forth on site changing rooms. When possible, these shall be placed close to the ablution area, in such a way they are assembled into a functional built-in facility.-----------------------------

MODULAR OFFICES: The CONTRACTOR and/or subcontractors shall install modular offices for administrative staff, holding adequate environmental and sanitary conditions. MODULAR CANTEEN: The CONTRACTOR and/or subcontractor shall install modular canteens, equipped with enough tables and chairs for workers to be able to eat comfortably, bearing it under excellent environmental and hygienic conditions. The Commissioning Company shall not permit CONTRACTOR or

subcontractor workers to eat in any place other than those approved for such purpose, or those under poor hygienic conditions. --

MODULAR CONTAINER OFFICES: No container is allowed to be built or kept (office, workshops, lockers, toilet, changing room, etc.) under poor conditions not qualifying to the stipulations aforementioned. Said facilities are subject to be authorized by the Project Manager, Superintendent and Work Health and Safety representative of the Commissioning Company.--

NOTE: The multiple use of sectors shall not be allowed but for the exclusive use they have been intended for. ---

DRINKING WATER: The CONTRACTOR and/or subcontractors shall provide drinking water dispensers for staff pursuant to the number thereof working at the site, being kept under good sanitary condition and number, according to legal provision. A drinking water analysis report shall be filed, as well as hygiene certificate of dispensers.

MACHINERY AND EQUIPMENT: The CONTRACTOR and/or subcontractor shall keep equipment, vehicles and other elements under perfect conditions of use and maintenance, restricting the circulation of any vehicle in the worksite, without the safety requirements being met (lights, reverse alarm, liquid or fluid leakage). --------------------

Prior to the entrance, a list of machinery, tools, collective protective equipment and an assessment report must be filed to the person in charge of the site safety, to be checked by the Commissioning Company prior to construction works commencement.

SCAFFOLDS: the CONTRACTOR and/or subcontractor must keep Peri or Layher type scaffolds available, as applicable to building tasks. No scaffold failing to meet the demands of safety shall be assembled.--

The CONTRACTOR and/or subcontractor shall rely on specialized operators for assembly and disassembly and hold the corresponding permit badge. Scaffold Climbing brackets and Wedge lock system frontage must be provided to prevent hazards from falling objects. --

Scaffolds over 6 meters must be provided with a planning document permit issued by a qualified professional. --

LADDERS: the use of stepladders and/or of any other wooden built type, are forbidden. The only valid ladders to be used by the CONTRACTOR are the standardized ones and those built with dielectric materials. --

USE OF SPECIAL CRANES AND/OR PEOPLE OR LOAD HOISTS: permits shall be filed for the equipment as well as operators, issued by nationwide competent renowned entities, and equipment shall be certified as fit and safe for use. ----------------------------

It is forbidden to use equipment for purposes other than those for which it has been designed. (i.e Crane for lifting people).--

The CONTRACTOR and/or subcontractor must use a precursor signal for the existence of hazardous obstacles, placing and removing them as needed, for real-time warning. Some examples have been included on possible methods to be used:--------

Hurdles for excavations, chambers and worksites: resistant metal or wooden hurdles must be used to limit worksites, the use of restriction tapes or plastic netting "shall not be allowed" to delimit areas. --

Worksite Iron Rods: for the cases in which CONTRACTOR and/or subcontractor uses iron rods during the building stage, rebar caps or protective covers must be used to eliminate the hazards of impalement. Commissioning company Occupational Health

and Safety personnel are entitled to immediately interrupt the operations in the sector if the requirements before mentioned are not met.---

4.10 Likewise, safety officer responsible for each plant and/or project requires coordination and must be informed:---

Whenever works are overlapped or become hazardous for the Commissioning Company, and/or contractors and/or third parties, they must be planned in advance, for example (the utterance shall be taken as illustration rather than limitation): ----------

- Works at height and scaffolding, ---
- Confined spaces, --
- Excavations, ---
- Hot work, ---
- Hoists and Cranes ---
- Machinery and road equipment,---
- Radiography. --
- Equipment tests.--

The activities mentioned above require a special work permit and the CONTRACTOR and/or subcontractor Health and Safety personnel shall elaborate a JSA (Job Safety Analysis) for each case, and be at the worksite when the task is being performed. -----

4.11 Work accidents that may occur to CONTRACTOR or subcontractor personnel or injuries during tasks at the workplace, shall be reported to Health and Safety inspector at the plant within 48 (forty-eight) business hours and a copy of the forms sent to the ART [Occupational Risk Insurer] complying with the legal timeframe.----------------------

Moreover, in identical terms, a report of the incident must be sent to the corporate health and safety head and coordinator, Project manager and Superintendent of the

Commissioning Company. Reporting must observe the applicable requirements ordered by SRT [Spanish Acronym for Workplace Hazards Office of the Superintendent], which uses and promotes the use of causal factor tree analysis for accident research. ---

5. REGULATIONS TO BE ACCOMPLISHED BY CONTRACTORS AND SUBCONTRACTORS PERSONNEL. --

5.1 Wearing WORK CLOTHING and PERSONAL PROTECTIVE EQUIPMENT (hard hat, work footwear, eye protection and suitable safety clothes) all over the workplace. Street wear must not interfere with any other outfit (ex. Wearing a cap under the hard hat). --

5.2 No activities must be allowed bare-chested or wearing long loose hair. ---------------

5.3 Employers shall not permit employees to stay or visit areas of the premises that are not directly associated with the work they perform.--

5.4 Employees must solely move around safe paths designed for that purpose.---------

5.5 Entering drinks, of any kind, and food is strictly forbidden except as set forth by the Occupational Health and Safety department of the Commissioning Company.-----------

5.6 No radio, music, cameras, film makers, etc. shall be used, except for the ones approved by the Occupational Health and Safety department of the Commissioning Company. The use of cellular phones for communication, messaging, radio broadcasting, etc. is forbidden except in areas where it is expressly permitted by the Commissioning Company.--

5.7 Smoking is forbidden in any area of the Premise and/or sector. ------------------------

5.8 Employees shall not be allowed to stay in the premises outside working hours. In case operations are needed outside the specified timeframe, employees shall request

the corresponding authorization to the superintendent, Project Manager and/or Health and Safety responsible to perform the tasks.---

5.9 Operative work by employees under the influence of alcohol is forbidden, and must not stay at the workplace, the CONTRACTOR and/or subcontractor bears the responsibility of keeping the person out of the premises. ------------------------------------

5.10 No guns or bladed weapons are allowed. --

5.11 Employees must show good behavior at all times, no jokes, games or any activity that may distract colleagues or other workers in the premises shall be allowed. ---------

5.12 Safety procedures must be followed, in particular those contained in signs.--------

5.13 Workplaces must be maintained to the reasonably practicable level of hygiene and cleanliness, wastes and debris must be managed accordingly.------------------------

5.14 Access routes must be kept clean and clear of any work material.-------------------

6. VEHICLE USE AT THE CONSTRUCTION SITE--

When CONTRACTOR and/or subcontractor requires the use of cranes or any other type of vehicle, the following items must be observed: --

- Certification by a competent Agency for both equipment and operators. ----------------
- 5 kg 'abc' Fire extinguisher. --
- Rearview mirrors. ---
- Safety locks. ---
- Back up alarm and warning light. ---
- Safety slings ready to use.---
- Lifting cable pulleys ready to use.---
- No hydraulic fluid leak.--
- No lubrication system leakage.---

- Driving and strobe warning lights must be on, at all moments. -----------------------------

All and every lifting equipment (safety locks, cables, chains, etc.) shall be certified by a competitive agency or professional in the field, pursuant to safety factor. ---------------

CONSTRUCTION WORKER AND HELPER IF APPLICABLE -----------------------------

- Hard hats. --
- Eye Protection --
- Steel toe cap footwear. --
- Hearing protection devices, if operating or entering the engine room.--------------------
- Safety Workwear clothing. ---
- Protective Gloves.---
- Orange reflective vest. --

7. PENALTIES ---

Failure to observe the regulations listed herein and those complementary that may arise in the future, shall constitute CONTRACTOR and/or subcontractor subject to penalties thereby, the scope of which shall be assessed and determined for each case individually by the Commissioning company pursuant to the scale of offense and may even terminate the binding agreement without having to compensate the CONTRACTOR for the termination thereof, pursuant to the general terms of the agreement.--

Any event that may result in the termination of the agreement must be recorded in the “Construction Daily site log book” as “Service Order”. --

The following consecutive actions to be adopted are defined in case of repeated non-compliance by the CONTRACTOR and/or subcontractor, of the stipulations set forth in this agreement or complementary standards.---

Hereinafter, some grounds for notice and/or economic sanctions are listed , which shall be taken as illustration rather than limitation.--

1st Notice --

Addressed to Personnel.--

- Personnel failing to observe Occupational Health and Safety requirements, (failing to use PPE, work protective clothing and work unsafely).--

- Introduce alcoholic drinks/intoxicating substances or be under state of drunkenness or effects of toxic substances in the Plant. For the term of the construction works, the Commissioning company reserves the right to audit for alcohol or drug abuse at any time during the working day. --

- Drive construction vehicles at hazardous speed.--

- Force locks of electric or mechanical systems. --

Addressed to Contractors and subcontractors --

- Messy modular container office. ---

- Non provision of work clothing, foot wear and personal protective equipment. ---------

- Provision of unsafe machinery and equipment.---

- Reckless disregard of all and every recommendation in pursuit of the accomplishment of Health and Safety internal requirements issued by Grupo Albanesi. --------------------

2nd Penalties---

- In case of repeated non-compliance of the stipulations set forth above by employees, or by the CONTRACTOR and/or subcontractor, the following penalties are to be applied. ---

PENALTIES	
1st penalty	US$ 2500
2nd penalty	US$ 5000
3rd penalty	Analysis termination of agreement

8. REGULATIONS TO BE OBSERVED BY CONTRACTORS RENDERING SERVICES --

When tasks such as: gardening, cleaning or maintenance in the plant, etc, the contractor company shall file an ATS [for its acronym in Spanish for Safe Work Analysis] pursuant to the activity to be performed. It must be prepared by a Work Health and Safety specialist and approved by the ART [Labor Risk Insurer].-----------------------

For contractors rendering routine services in the plant, such as surveillance, cleansing, landscaping, minor maintenance, etc. Security professionals shall serve the following monthly working hours depending on the personal risk involved, based on the stipulations of the chapters in Annex I of decree 351/79. -------------------------------------

N° of workers	Monthly Professional Working Hours	
	Chapters 5,6,7 and 11 to 21	Chapters 5 to 21
1-15	2	4
16-30	4	8
31-60	8	16
61-100	16	28
101-150	22	44

9. OBLIGATIONS OF THE COMMISSIONING COMPANY REPRESENTATIVE -------

9.1 Deliver a copy of this standard to the Contractor Company, with a signed record upon receipt.--

9.2 Give notice to the corresponding different areas of Grupo Albanesi of the awarding of the Purchase Order in favor of the selected contractor company.-------------------------

ENVIRONMENT --

10. WASTE MANAGEMENT. ---

Wastes generated by the construction activities shall be classified in origin (the moment and place where they were generated) according to the following types: ------

I. Assimilable Domestic Waste (household generated, non-polluting). ----------------------

II. Non-hazardous industrial Waste: i.e metal scrap free from polluting substances but covered by weak coats that, when outdoors, may be slightly drained into soils and pollute them, as well as cords resulting from power cable wastes, ion exchange resins (inerts), etc. ---

III. Industrial Hazardous/Special Wastes, those pursuant to the considerations stipulated in the applicable law (Law 24051 Hazardous Wastes and Regulatory Decree 831/93, Act 25.612 on Integral Management of Industrial Wastes).-------------------------

I. INDUSTRIAL HAZARDOUS/SPECIALWASTES ---

a) Storage: --

CONTRACTOR and/or subcontractor, shall be responsible for the management of hazardous wastes produced at the construction site, under the following conditions:

✓ Handling and storage under safe and fit conditions to avoid incidents affecting people, the environment or work facilities. ---

✓ Marking the type of waste and hazard involved, clearly visible and legible, following tag procedures and samples stipulated by the Commissioning company and included in this document. ---

✓ Provide absorbing mineral material or sand (for fluid wastes) at a close distance.

✓ Necessary distance between stored wastes which may result incompatible for the physicochemical characteristics thereof. --

✓ Close travel distance to fire extinguishers.--

In regard to containers or dustbin storage the following stipulations must be observed:

✓ Be made of resistant and suitable material, taking into consideration the physicochemical features of the wastes collected.--

✓ Be located in places at a long distance from ignition sources. ----------------------------

✓ Be located out of access routes for vehicles or machinery to avoid collision. ----------

✓ Be kept in tidy collection points to avoid unstable stacking piles to collapse without external factors involved.---

✓ Be stored on covered isolating surfaces (plastic sheets, concrete floor slabs, spill pallets, etc.).---

✓ Be placed at points at a suitable distance far from rainwater drainage, sewage or open channels with flow deviations towards watering natural spaces. ---------------------

✓ Use cap covers for outdoor dustbins or containers. ---

Should any negative impact be caused to environment resulting in soil degradation, water stream or mirror, flora, fauna, natural resources or any other natural milieu possible hold under the control or responsibility of the Commissioning company, prompt notice must be given to the personnel monitoring construction works in order to assess damage and determine remedial or mitigating actions to be taken ------------

The party that gave origin to the incident shall be liable for the expenses arising from the remedial actions. --

In the sub-section “Environmental Annex " tag samples for the main classification of waste are provided, as well as minimum identification information to be considered for implementations. In case any other type of wastes are generated, the CONTRACTOR shall request for tagging information to the local environmental manager of the Commissioning Company. --

Moreover, further specifications are provided for environmental best practices in order to avoid pollution incidents or emergencies. --

b) Final disposal: ---

Wastes pickups for final disposal residues shall be performed by operator and transport individuals certified by the technical inspection body. The CONTRACTOR shall be liable for the expenses arising thereof and for the final waste disposal, under the control and consent of the Commissioning Company. ---

In case the CONTRACTOR (waste generator) is unable to guarantee and promptly demonstrate the transport and final disposal by certified renderers, such responsibility shall be held by the Commissioning Company so as to ensure the appropriate management. The aforementioned, shall not be construed as disclaimer in favor of the CONTRACTOR for the expenses arisen thereon. ---

Subcontracting does not release any third party from fulfilling the aforementioned environmental regulations. --

II. NON HAZARDOUS INDUSTRIAL WASTES ---

For the temporary internal storage and removal of wastes from the Commissioning company premises, the CONTRACTOR shall be responsible for:---------------------------

- Striving to reuse materials. ---

- Avoiding the presence of pollutants, joint, soaked or attached to materials which may easily release or drain due to outdoor exposure.---

- Keeping materials at a suitable distance from access routes used by works or maintenance personnel, vehicles and machinery. ---

- Ensuring the appropriate confinement, marking, identification and organization of wastes to avoid combination thereof or work incidents. ---------------------------------------

- Keeping CONTRACTOR liable, during the development of works and upon conclusion thereof, for the pickup and removal out of the premises, of any waste material (scrap, wood, electrical conductors, etc.), delivering the premises free of them and under the original conditions. ---

III ASSIMILABLE DOMESTIC WASTES ---

For the temporary internal storage and removal of wastes from the Commissioning Company premises, the CONTRACTOR shall be responsible for: --------------------------

- Disposing materials in sealed and resistant containers. ------------------------------------
- Avoiding over-cramped dustbins which may cause spillovers. -----------------------------
- Using covers in every container outdoors. ---
- Tagging containers.---
- Using waterproof bags, of appropriate size and resistance, for the storage (portable or for containers/dustbins), transport and pickups.---
- Ensuring special protective equipment for the storage of bladed or sharp elements.
- Managing and accomplishing the pickup of wastes generated at the premises, on the frequency required by the best practices on workplace cleanliness and hygiene. -------

For any kind of stored wastes (hazardous/ special, non-hazardous industrial or assimilable domestic) which due to the characteristics, number and size thereof must

be kept contained, the CONTRACTOR shall be liable for managing and ensuring the continuous availability of necessary containers and dustbins.--------------------------------

Optional measure: ---

For a better identification and marking of the different types of wastes, it is advisable to paint dustbins or containers bearing into account the final disposal (Red: Hazardous/Special Wastes, Green: Assimilable Domestic wastes, Black: Non-hazardous industrial wastes).---

11. CONTROL OF SUPPLIERS --

When an outsourced service is required, and the activities thereof impact or may impact negatively on the environment, it is necessary to monitor at the reasonably widest possible scope or provide intervention and support to restrain environmental impact. --

The above mentioned results likewise applicable for permits and certifications filing or workplace audits. ---

Environmental Liabilities: ---

In case the supplier performs field activities at the workplace of a company-owned property or under the environmental responsibility thereof, it is important to confirm the absence of damage that may result in environmental liabilities for the company, by the time supplier operations are finished. That procedure may be ensured by means of:

a. Monitoring the standard compliance of performance conditions agreed upon herein and underwritten in the contract document “Standard Procedure for Contractors”.

b. Tracking of field tasks by the contractor, by the time machinery and equipment, mechanical or electrical auxiliary installations, modular containers, sanitary facilities, etc. are removed from the premises. ---

c. In case it is deemed strictly necessary and when no information is available or doubts arise from the real status of the workplace affected by the activities carried out by the supplier, full field research, analysis and measurements shall be performed at a reasonable covering scope. --

12. EFFECTIVENESS ---

This standards for contractor companies, effective as of the date stated on the cover page of this agreement, replace any precedent version thereof.-----------------------------

----

ENVIRONMENTAL ANNEX --

WASTE ---

Tags for wastes, to be considered: --

a) Assimilable Domestic Waste --


RESIDUOS ASIMILABLES A URBANOS
[Libre de sustancias contaminantes que representen riesgos para el Medio Ambiente, incluida la Salud de las personas]

ASSIMILABLE DOMESTIC WASTE - Free from pollutants representing risks for Environment, including people´s health ---

In case new special legislation about subdivisions of this type of waste is to be applied at the workplace, the environmental Manager of the Commissioning company shall provide the clarifying information with the new tags or additional identifications to be included.---

b) Non-hazardous Industrial Waste ---


CHATARRA
(Materiales libres de sustancias contaminantes)
RESTOS DE CONDUCTORES ELÉCTRICOS
(Materiales libres de sustancias contaminantes)
RESINAS DE INTERCAMBIO IÓNICO
(Material inerte, libre de sustancias químicas peligrosas)

1) SCRAP (Material free of pollutants) --

2) ELECTRIC CORD RESIDUES (Materials free from pollutants) --------------------------

3) IONIC EXCHANGE RESIDUES (Inert material, free from hazardous chemicals) ----

c) Hazardous Industrial Waste (pursuant to National Act 24,051) --------------------------


DESECHOS DE ACEITES MINERALES
MATERIAL IMPREGNADO CON ACEITE MINERAL

1) MINERAL OIL WASTE (Category submitted to Y8 control) [illegible]

2) MATERIAL SOAKED IN MINERAL OIL (Category submitted to control Y48 with Y8) [illegible] --


MEZCLA DE ACEITES/HIDROCARBUROS Y AGUA


MATERIAL IMPREGNADO CON ACEITE/HIDROCARBURO, Y AGUA

1) MIX OF OILS/HIDROCARBONS AND WATER (Category submitted to control Y9) [illegible] --

2) MATERIAL SOAKED IN OILS/HIDROCARBONS AND WATER (Category submitted to control Y48 with Y8) [illegible] ---


DESECHOS DE PINTURAS, TINTAS, BARNICES Y OTRAS SUSTANCIAS AFINES


MATERIAL IMPREGNADO CON DESECHOS DE PINTURAS, TINTAS, BARNICES Y OTRAS SUSTANCIAS AFINES

(Category submitted to control) [illegible] --

2) MATERIAL SOAKED IN PAINT WASTES, INK, BARNISH AND OTHER PAINT-RELATED WASTE (Category submitted to control) [illegible] --------------------------------


SUSTANCIAS QUÍMICAS DE DESECHO


MATERIAL CONTAMINADO CON
SUSTANCIAS QUÍMICAS DE DESECHO

2) MATERIAL SOAKED WITH DISPOSABLE CHEMICAL SUBSTANCES (Category submitted to control) [Illegible] ---


PILAS: Óxido de Mercurio (formato botón)


TUBOS Y LÁMPARAS CON COMPUESTOS DE MERCURIO

2) MERCURY VAPOR TUBES AND LAMPS (Category submitted to control Y48 with Y29) [Illegible] ---


SOLUCIONES ÁCIDAS O ÁCIDOS EN FORMA SÓLIDA


BATERÍAS DE PLOMO ÁCIDO

2) ACID LEAD BATTERIES (Category submitted to control) [Illegible] --------------------


ALBANESI
ELECTROLITO BÁSICO DE BATERÍAS

ALBANESI
PILAS: Níquel-Cadmio (tipo recargables)

2) NICKEL CADMIUM BATTERIES (RECHARGEABLE) (Category submitted to control Y26) [Illegible] ---


ALBANESI
PILAS: Ácidas y Alcalinas de Óxido de Manganeso
Comercial tipo A, AA y AAA

ALBANESI
RESIDUOS DE APARATOS ELÉCTRICOS Y ELECTRÓNICOS
(RAEEs)

1) ACID AND ALKALINE MANGANESE OXIDE BATTERIES Commercial A, AA and AAA type (Category submitted to control Y29 with Y34/Y35) [Illegible] -------------------

2) ELECTRICAL AND ELECTRONIC WASTE (RAEEs) [Illegible] -------------------------

Containers may be tagged individually or per batch. For the latter, containers with the same type of waste shall be grouped, marked and placed on a visible site, at a close distance and representing the whole batch, with only one tag. -----------------------------

In any case, ensure a clear and suitable distance between inputs for processes and services. ---

----

[There follows an image with illegible text] --

BEST ENVIRONMENTAL PRACTICES ---

Painting: --

When painting facilities, materials or equipment, located in a zone where eventual spills or splashing may occur, directly affecting the soil; the CONTRACTOR and/or subcontractor shall cover the soil area, with a plastic or absorbing sheet to avoid pollution. --

Hydrocarbon handling:--

When any amount of fuel or oil is transferred, in case the workplace is not an enclosure and by which a spill down slope may occur, CONTRACTOR and/or subcontractor shall place a spill pallet with suitable capacity, as well as keep absorbing material at a close distance to the immediate use thereof in case of spills. --------------------------------------

Junkyard: --

CONTRACTOR and/or subcontractor shall avoid scrap metal deposits directly on the ground when soaked with slightly bonded contaminants, which under unfavorable climate conditions, may migrate and leach into water during storm runoff. ---------------

Soft or swampy soils are not advisable as storage sites. In case scrap is collected on concrete floor slabs, they should be covered in case of slope floor running off water streams. --

Pollutants Spills: --

In case spills of any pollutant product or substance occurs (oil, fuel, processed chemicals, cleaning materials, etc.), regardless of the amount, CONTRACTOR and/or subcontractor shall immediately report to Health, Environment and Safety manager of the Commissioning company, in order to carry out remedial activities (limiting the hot zone, clearing the area and transporting wastes out for final disposal).-------------------

The removal of polluted soil must be ensured deep enough to guarantee the disposal. The assessment may be firstly carried out based upon simple organoleptic tests, and on eventual sampling and lab analysis of the soil when the magnitude and complexity of events fail to enable the total effectiveness of safety interventions. ---------------------

Vehicle and Machinery Maintenance: ---

In case that, as a result of own or third-party activities, of any kind, performed under the responsibility of the CONTRACTOR and/or subcontractor and/or on the behalf thereof, any movement or soil excavation, either inside or outside the premises, results in the fossil findings or other objects of archaeologist or historical value, such event must be immediately reported to the onsite Health, Environment and Safety Manager of the Commissioning company. Furthermore, any unnecessary handling or movement of the findings without authorization shall be avoided. ---

Excavations: ---

Excavations or soil movement to be carried out for new process or service facilities, shall seek for the minimum impact and restore soil back to original conditions after clear, to reach the highest possible capacity (levelling, soil compaction, improvement, etc.). ---

Harmful Wastes: ---

It is forbidden to dump pollution liquids such as oil, cleaning products or residuals, chemical substances of the process into washbasins and drainage. ----------------------

In case of pollution liquids or solid spills: --

Avoid the use of water for washing or dilution of spills when recovery back to original status is feasible, or when it can be collected and disposed of as waste, either separate

or previously mixed with other applicable products in case of emergency (absorbing material, sand, neutralizer, etc.).--

Dissuaded use of water may, in these cases, contribute to expanding the scope of spillage which, regardless of dilution unnecessarily contaminates a natural resource.

In general, a previous assessment of the situation is advisable, basically taking into consideration the amount of product transferred, characteristics of the product (verifiable in the Safety Sheet) and the compatibility to water. -------------------------------

Water for human consumption:---

In case dispensers are used for water supply for human consumption, the CONTRACTOR and/or subcontractor shall ensure the maintenance of such equipment in safeguarded and hygienic areas.---

Supply of undrinkable water: ---

• Avoid waste of water. Use the strictly necessary and once activities are over, avoid leaving the water on, causing spillovers and watershed.--------------------------------------

• Reduce the surface of facilities to be cleaned with hose, using manual cleaning when reasonably possible. ---

Flora: ---

Whenever feasible, it must be avoided to unnecessarily cut trees, especially those old.

Requirements for the removal and final disposal of vegetation cover:-----------------------

• Clearing native vegetation must be registered, requesting prior approval by the local environmental authority and notice delivered to the Commissioning Company.----------

• Personnel clearing trees must be duly trained in order to set forth all possible measures to protect the environment.---

• Manual clearing shall be carried out wherever possible. -------------------------------------

• Vegetation resulting from clearing shall be neatly placed in an area where it does not interfere with runoff water. --

• Organic layer or surface soil horizon surplus removed must be placed and preserved in such a way that once the excavation is over, it could be reused to accelerate the recovery of vegetation cover. ---

• Repurpose the timber cleared preferably for the sheet piling of slopes stability, tree staking to anchor recently planted trees, building structures, etc. Otherwise, a final destination must be ensured to benefit third parties, transferred as donation. ------------

• If the case may be, it must be agreed upon with local environmental authority the replacement of tree specimens removed. --

----

City of [blank space] [day/month/year] --

Messrs. [blank space]---

In my capacity as [blank space] of the Contractor Company [blank space], I hereby state the terms and conditions under which the works shall be carried out. -------------

It is expressly stated that our Company acknowledges and is committed to duly comply with the standards for contractor companies on Health, Environment and Safety, as well as any other internal or legal standard that may become applicable in the future.

In my capacity invoked, I state that there exists no employee-employer relationship by and between our staff and that of your company, and no labor or social security liabilities may be invoked in such connection by our personnel or the subcontractor companies. ---

My client acknowledges all liabilities and risks that may arise from the services to be provided to your organization and any liability thereof shall be duly covered by the insurance policies as stated in the Standards for Contractor Companies.------------------

Kind regards. --

[blank space] Signature Contractor Manager--

REQUIREMENTS TO BE ACCOMPLISHED BY CONTRACTORS -----------------------

PROOF OF RECEIPT - STANDARDS FOR CONTRACTOR COMPANIES -------------

City: [blank space] Date: [blank space] year [blank space] ----------------------------------

On the date hereof, having duly received the STANDARDS FOR CONTRACTOR COMPANIES, I hereby ratify my commitment to comply with the dispositions thereof.

Signature Company's representative [blank space] --

Printed name [blank space] --

STANDARDS FOR CONTRACTOR COMPANIES --

(Annex I)---

Code: DG-SGC-HS-01_AI--

Version: 2 ---

Status: Effective ---

SCOPE				
Environment		Integral	Corporate	
Type of Document				
General Document		Working Procedure		
Assigned to site				
GMSA, CT M. Maranzana	GMSA, CT LA Rioja	GMSA, CT Independencia	GMSA, CT La Banda	GMSA, CT Frias

GMSA-CT Ezeiza		GENERACION ROSARIO S.A.	
CENTRAL TERMICA ROCA S.A.		AESA – Central Térmica Cogeneración Timbúes	
GENERACIÓN CENTRO-CT Arroyo Seco		BODEGA DEL DESIERTO S.A.	
ALTO VALLE DE RIO COLORADO S.A.		ALBA JET S.A.	RAFAEL G. ALBANESI S.A.
DOCUMENTARY CATEGORY			
Master document		Annex Document	
PROCESS RESPONSIBLE			
Senior Management	Plant Management	Commercial Management	Management System
Environment	Health and Safety	Operations	Water Plant
Mechanical Maintenance	Electrical Maintenance	IT	Procurement
Warehouse Administration	Administration and Finances	Legal	Insurance
Human Resources			

Document approved by:---

Víctor González (Health and Safety), Jimena Pasolli (Environment), Darío Silberstein (Administration and Finance), Fabiana López León (Legal Affairs), Emilio Sanjurjo Lodos (Procurement), Gustavo Racedo (Human Resources) and Paolo Garbín (Insurance). ---

GRUPO ALBANESI – October 27th 2020 ---

MASTER DOCUMENT ---

STANDARDS FOR CONTRACTOR COMPANIES ---

(Annex I) --

ANNEX TO "STANDARDS FOR CONTRACTOR COMPANIES"-------------------------

Pursuant to the stipulations on Sections 30-31 of Labor Contract Law No 20,744; the CONTRACTOR and/or subcontractor companies shall comply with the following conditions: ---

Health and Safety Documents to be filed before the commencement of works. Said documents must be filed to the manager appointed by Grupo Albanesi, at least one week before scheduled commencement day. Documentation shall be filed digitally and via email and renewed from time to time before maturity thereof. --------------------------

DOCUMENTS OF MAIN CONTRACTOR --

Pursuant to the provisions of Resolution 231/96A, a safety program shall be drafted and subscribed by the Health and Safety professional, and further approved by the ART, provided the following works are performed:---

a) Excavation---

b) Demolition ---

c) Building of medium or high voltage overhead lines.--

d) Building of high pressure gas pipelines.---

e) Water distribution systems. ---

f) Buildings of facilities over 1000 m^2 indoor floor space, or over four stories from zero level (0). --

g) Prior to entering to the premises, the CONTRACTOR shall file a Notice of Works Commencement and Safety Program, with approval stamp by ART and Endorsement by the Expert team of the Engineers Association, if necessary. Health and Safety Manager shall prove professional certification in the jurisdiction of Works. ----------------

h) List of workers compensation Insurance (ART), covering each of the workers involved, and a valid proof of the last 3 (three) payments made. In case of personnel replacement, CONTRACTOR shall file all documents listed above, for the term the execution of WORKS entails and prior to the employee entering the premises.----------

i) List of Health Care Centers agreed upon by and between the ART covering every worker. --

j) List of personnel, vehicles, machinery and equipment entering the premises in two copies. --

k) SVO [Compulsory Life Insurance] contract in force. ---

l) Proof of registration before AFIP [Federal Administration of Public Revenue] (in force). --

m) AFIP Form No. 931 and (monthly) list: form 931, proof of original record, payment receipt and union dues (in case of workers subject to union agreement) with the corresponding proof of payment. --

STAFF DOCUMENTS: --

a) Proof notice of personal protective equipment provision, pursuant to Resolution SRT 299/11 (Overall, hard hat, gloves, foot and eye protection).-----------------------------------

b) Copy of complete pre-occupational medical exams (less than one year issuance) for each worker, pursuant to stipulations of medical examinations annex herein attached, signed by certified health care professional (cardiologist, radiologist, biochemist, spirometry test, etc.). The report must list fields of specialty and the roles to be played by each worker. In the case of physical hazards (high-rise structure work or tasks in confined spaces, etc.), medical screening must be adjusted to the stipulations of applicable dispositions on Hazard Report form, subsections b and c; validated by the Labor Ministry. ---

c) Proof notice of Physical Aptitude Test for each worker issued by Occupational Health Care service provider hired by CONTRACTOR.--

d) Proof notice of training for each worker held no later than 48 hours prior to entering the premises.--

e) Copy of CUIL (Individual Taxpayer Identification Number) for each worker.-----------

f) Early registration form signed by the employee. ---

g) Certificate of Insurance issued by ART with payroll, where the name of the employee is included, with NO recovery clause in favor of the Commissioning company and of any company of Grupo Albanesi, by the respective interests thereof. ---------------------

h) Certificate of Compulsory Life Insurance with payroll. -------------------------------------

i) Copy of the last payroll stub signed by employee. It is compulsory for personnel subject or not to union agreement. --

j) Proof notice of banking credit, being compulsory for personnel subject or not to union agreement.---

k) Proof notice of bank account opening, listing account number, bank, branch and account holder. ---

l) Driver´s license (only for drivers). --

m) Card and proof notice of training issued by the National Transport Regulatory Commission (CNRT, for its acronym in Spanish).---

n) Health and Safety professional, license and proof of payment thereof. ----------------

o) Crane operator, certification card pursuant to ton lifting capacity. -----------------------

DOCUMENTS FOR IERIC (CONSTRUCTION STATISTICS AND RECORDS INSTITUTE) (CIVIL WORKS) ---

p) Proof notice of the company's enrollment to IERIC. --

q) Copy of the last 3 payment receipts to IERIC.---

r) Copy of the last 3 payments books to UOCRA Unemployment Fund [Construction Trade Union].---

s) Copy of the last 3 (three) deposits slips made to UOCRA termination fund. ----------

t) Copy of annual payment receipt to IERIC. ---

VEHICLES DOCUMENTS: --

a) List of vehicles entering the worksite with insurance policy in force and last receipt of payment. Likewise, vehicle insurance companies shall expressly state the waiver of subrogation against the Commissioning Company, officer, employee and or any individual under the authority thereof, being the commissioning company construed as a third party for the policy issuance. ---

b) Copy of the certificate of title or registration card for all the units affected to the rendering of services. --

c) Proof notice of the vehicle technical inspection. ---

d) In case of cranes, file technical crane and rigging insurance (copy of policy and payment receipt).---

e) Inspections and preventive maintenance proof notice (cranes and heavy equipment). ---

f) Vehicle Insurance Policy - Car Insurance: contractor and subcontractors shall be covered by, at least, one liability insurance for any vehicle involved in the execution of this agreement including civil passenger, non-passengers and load liability insurance. The limits of indemnity shall be those stipulated by the constituents in force which by the time this agreement is held, amount to $ 10,000,000 (Argentine Pesos ten million) for light vehicles, trucks and trailers, and $ 22,000,000 (Argentine Pesos twenty-two million) for heavy vehicles, trucks and trailers. A NON Recovery clause shall be

included to the benefit of the commissioning company, Grupo Albanesi and the interests thereof. --

g) Civil Liability for equipment shall amount to $4,000,000.00 - for cranes and other equipment different from self-propelled vehicles. A NON Recovery clause shall be included to the benefit of Grupo Albanesi and the interests thereof.------------------------

h) Technical Insurance for work Equipment: any equipment used by contractor or subcontractor shall be covered by a technical insurance policy including non-recovery clause to the benefit of Grupo Albanesi and the interests thereof. --------------------------

i) Proof of payment for each of the insurance policies above mentioned. -----------------

j) Vehicle technical inspection (VTV, for tis acronym in Spanish) if applicable. -----------

k) Certificate of technical inspection of accessories, rigging, cranes, etc.; issued by certified competent authority (if applicable). --

l) R.U.T.A. [for its acronym in Spanish for Motor Vehicle Register] (if applicable).-------

IN CASE CONTRACTOR OR SUBCONTRACTOR REQUIRES THE RENDERING OF SERVICES BY SELF EMPLOYED WORKERS (MONOTRIBUTISTAS). -----------------

m) When activities such as: gardening, cleaning and maintenance tasks are carried out at the worksite, the contractor must file an ATS (for its acronym in Spanish for Safe Job Analysis) in accordance with the labor to be performed. Such analysis must be conducted by a Health and Safety specialist and approved by ART [Occupational Risk Insurer].---

n) Individual Taxpayer Proof of registration and payment stub for those rendering services to CONTRACTORS or subcontractors, as the case may be. ---------------------

o) Copy of DNI, National Identity document.--

p) In case of a local corporation, company by-laws must be filed.---------------------------

q) Service contract agreement, only applicable to service subcontractors. ----------------

r) Personal accident insurance under the following characteristics:-------------------------

Accidental death: USD 60,000 --

Disablement: USD 60,000 ---

Health Care and Pharmacy: USD 5,000 (subrogation shall be under the name of the company where services are rendered) --

REGULATIONS TO BE COMPLIED BY LANGUAGE TEACHING CONTRACTOR COMPANIES:---

a) Be covered by a personal accident insurance for $800,000. ------------------------------

IN CASE OF FOREIGN CONTRACTORS, SUBCONTRACTORS AND/OR WORKERS THEREOF ---

For each individual that cannot be covered by ART [Occupational Risk Insurance] and for each event, a personal accident insurance shall be filed pursuant to the following stipulations:---

s. Medical screening by certified Argentine occupational physician.------------------------

t. Work visa issued by National Directorate for Migrations. In order to comply with this requirement the company must be incorporated to the National Registry of Foreign Requesters - RENURE [for its acronym in Spanish for Registro Nacional Único de Requirentes de Extranjeros].--

u. Personal accidents, death or disablement 24 hours Medical Insurance, involving at least:--

Personal Accident Insurance with the following characteristics: -----------------------------

- Accidental Death: USD 60,000 --

- Disablement: USD 60.000 --

- Health Care and Pharmacy: USD 5,000 (A NON Recovery clause shall be included to the benefit of the commissioning company, Grupo Albanesi and the interests thereof).--

INSURANCE: ---

In the case the contractor must file surety insurance policy or bank guaranty, the following conditions are to be considered: --

Surety insurance policy: A surety insurance policy to the benefit of Commissioning Company shall be filed, issued by an insurance company widely acknowledged in the market, at the sole discretion of the beneficiary, and for the term duly agreed. Insurance companies to be adopted shall be duly approved by local authorities (National Superintendence of Insurance).---

The original copy of the policy shall be signed by a Notary Public and duly certified by the respective Notaries Association, in case the jurisdiction is other than the City of Buenos Aires, who shall not only credit the identity of the underwriter, but that all the powers were granted accordingly. --

In the case the CONTRACTOR is an international corporation without representation in Argentina, the following requirement must be complied with: ----------------------------

Standard and Poor's classification shall be at least “A” for international companies.----

Bank guarantee: it shall be granted by an organization of the financial system, acknowledged worldwide and to the satisfaction of the Commissioning Company, to the benefit thereof and for the term agreed upon accordingly. The subscription of the guarantee shall be certified by Notary Public under equal terms and conditions to the surety bond. ---

Insurance shall be at the cost and expense of the Contractor Company and must be granted by insurance companies legally certified in Argentina, to the satisfaction of Grupo Albanesi. --

CIVIL LIABILITY INSURANCE: --

The contractor and subcontractor shall take a liability for policy covering damages that may occur, resulting from the tasks to be carried out, including Sudden and Accidental Pollution coverage. This insurance shall become effective in case the Construction Civil Liability cover fails to be applicable. The limit of the premium must not be lower than USD 1,000,000 (United States Dollars one million) per event and USD 2,000,000 (United States Dollars two million) annually; including a Non recovery clause to the benefit of the corresponding power plant. --

The contractor shall file original copy of the following documents within five (5) days upon acceptance of the agreement herein: --

- First and last name of workers.---
- CUIL Number [Workers Identification Number] --
- Age ---
- Marital Status---
- Start date ---
- Category or Specialty --
- Address (up to date)---
- Compulsory life insurance for all the personnel jointly with payment stub. ---------------
- Employees bank account information for every worker. --------------------------------------

In case of personnel replacement and prior to entering the worksite, the following documents shall be submitted to the Health and Safety Manager of the site. -------------

- Any replacement performed at the payroll as per indicated above, jointly with the documents set forth in the provisions herein. --

- Enrollment certificate to a Labor Risk Insurer of new workers. ----------------------------

----

CORPORATE PROTOCOL COVID-19 --

Code: PT-SGC-HS-11 --

Version: 01--

Status: in force--

<table>
<tr><td colspan="12">SCOPE</td></tr>
<tr><td colspan="6">Environment</td><td colspan="2">Integral</td><td colspan="4">Corporate</td></tr>
<tr><td colspan="12">Type of Document</td></tr>
<tr><td colspan="6">General Document</td><td colspan="6">Working Procedure</td></tr>
<tr><td colspan="12">Assigned to site</td></tr>
<tr><td colspan="2">GMSA, CT M. Maranzana</td><td colspan="2">GMSA, CT LA Rioja</td><td colspan="3">GMSA, CT Independencia</td><td colspan="2">GMSA, CT La Banda</td><td colspan="3">GMSA, CT Frias</td></tr>
<tr><td colspan="6">GMSA-CT Ezeiza</td><td colspan="6">GENERACION ROSARIO S.A.</td></tr>
<tr><td colspan="6">CENTRAL TERMICA ROCA S.A.</td><td colspan="6">AESA – Central Térmica Cogeneración Timbúes</td></tr>
<tr><td colspan="6">GENERACIÓN CENTRO-CT Arroyo Seco</td><td colspan="6">BODEGA DEL DESIERTO S.A.</td></tr>
<tr><td colspan="5">ALTO VALLE DE RIO COLORADO S.A.</td><td colspan="3">ALBA JET S.A.</td><td colspan="4">RAFAEL G. ALBANESI S.A.</td></tr>
<tr><td colspan="12">DOCUMENTARY CATEGORY</td></tr>
<tr><td colspan="6">Master document</td><td colspan="6">Annex Document</td></tr>
<tr><td colspan="12">PROCESS RESPONSIBLE</td></tr>
<tr><td colspan="3">Senior Management</td><td colspan="3">Plant Management</td><td colspan="3">Commercial Management</td><td colspan="3">Management System</td></tr>
<tr><td colspan="3">Environment</td><td colspan="3">Health and Safety</td><td colspan="3">Operations</td><td colspan="3">Water Plant</td></tr>
<tr><td colspan="3">Mechanical Maintenance</td><td colspan="3">Electrical Maintenance</td><td colspan="3">IT</td><td colspan="3">Procurement</td></tr>
<tr><td colspan="3">Warehouse Administration</td><td colspan="3">Administration and Finances</td><td colspan="3">Legal</td><td colspan="3">Insurance</td></tr>
<tr><td colspan="3">Human Resources</td></tr>
</table>

Víctor González – Corporate Health and Safety Manager - GRUPO ALBANESI – February 2nd 2021 ---

----

CONTENTS	Page
INTRODUCTION	3
RULES OF CONDUCT	3
PURPOSE AND SCOPE	3
RESPONSABILITIES	4
DEFINITIONS	4
PERSONAL PROTECTIVE EQUIPMENT	5
PREVENTIVE EQUIPMENT AND SANITARY CONTROL	5
VEHICLES FOR STAFF TRANSPORTATION	7
GRUPO ALBANESI GENERAL GUIDELINES COVID-19	7
DRIVERS AND VEHICLE ENTRANCE	7
HOME OFFICE	8
CORPORATE CRISIS COMMITTEE	9
ANNEX DOCUMENT	9
BIBLIOGRAPHY	9

INTRODUCTION ---

Pandemics is produced by a new virus of the well-known family of Coronavirus (COVID-19), which is spread through droplets of more than 5 microns into the air when an infected person coughs, sneezes or talks; as well by indirect contact by accumulation on contaminated surfaces. The virus is inhaled or enters the body through mucosae. Symptoms show up in people in 2 to 14 days. In most cases, infected people have mild symptoms and go into remissions without sequelae. Most frequent symptoms include fever (over 38°C/100.4°F), cough, sore throat and eventually shortness of breath.--

RULES OF CONDUCT ---

As long as the “Social, preventive and compulsory distancing” is in force, people shall stay at a minimum distance of TWO (2) meters, wear masks in shared spaces, wash or sanitize hands on a regular basis, use the inside of your elbow to cough, disinfect frequently touched surfaces, open windows and doors to ventilate spaces and comply with the protocols for different activities. ---

PURPOSE AND SCOPE --

The purpose of this document is to set forth and implement a biosafety protocol, pursuant to the provisions of DNU [Emergency decree] N° 297/2020, for personnel entering and leaving the premises, either own staff or third parties, working in different locations or worksites of GRUPO ALBANESI, covering all safety aspects and preventive measures for Coronavirus (COVID 19) spread.----------------------------------

Scope: --

Applicable to own staff, national and international contractors, suppliers and visitors at GRUPO ALBANESI electric power plant, winery, vineyard, commercial aviation transport and administrative premises. --

RESPONSABILITIES ---

Directors, managers and supervisors: ---

- Enforce and monitor the compliance of the guidelines herein.------------------------------

- Release and communicate the protocol to all staff members. ------------------------------

Physical Security Staff: --

- Check personnel temperature. ---

- Maintain records of staff on COVID-19 --

- Monitor the use of face-masks. ---

Own staff and contractors: ---

- Wear face masks and observe hygiene recommendations listed herein.-----------------

Human Resources --

- Ensure in-house staff at Grupo ALBANESI hold a weekly record of personnel health conditions in the corporate platform of the area (SAP Success Factors). -----------------

Contractors and external providers with access to the sites: --------------------------

- Prior to entering the workplace, every individual shall complete an Affidavit on Health Conditions (COVID-19) and submit it to the Health and Safety Manager at the site or to the respective administrative representative, as applicable. -----------------------------

DEFINITIONS --

For the purpose of this document the following definitions shall apply. --------------------

Activity. Process by which individuals transform raw materials, consumables and knowledge to produce "goods and services". ---

Workplace. Area built or otherwise existing, where workers must stay, perform activities or access to for work reasons. Workplace involves concepts of "facility" or "job position" used in Argentine Legislation for Health and Safety.

Covid 19. Infectious disease caused by coronavirus SARS-CoV-2, discovered by late 2019. In the expression COVID-19, "CO" stands for corona, "VI" for virus and "D" for disease.--

PERSONAL PROTECTIVE EQUIPMENT. ---

For risk control of COVID-19 spread, GRUPO ALBANESI personnel shall be provided with the following protective and hygiene elements:--

- Protective safety face shields/ safety goggles---
- Face masks--
- Sanitizing gel or 70% diluted alcohol.---

- Soap and paper tissues or similar, for frequent hand washing. ----------------------------

Personal protective Equipment to be used by contractors' employees and service renderers: --

- Protective safety face shields/ safety goggles---
- Face masks---
- Sanitizing gel or 70% diluted alcohol with water. ---
- Soap and paper tissues or similar, for frequent hand washing.-----------------------------

Personal Protective Equipment to be used by visitors and external auditors: ------------

- Protective safety face shields / safety goggles. --
- Face masks ---

PREVENTIVE EQUIPMENT AND SANITARY CONTROL. ---------------------------------

Every location has been provided with digital thermometers to check body temperature to in-house employees, including directors, managers, supervisors, representatives, administrative and corporate staff, providers, drivers, external auditors and visitors in general. The latter shall be approved by location authority and entering shall be only allowed when deemed of significant importance for the organization. Controls are to be carried out when entering or leaving GRUPO ALBANESI locations. -------------------

Body temperature check ---

It shall be carried out by worksite security personnel or appointed staff. In doing so, the person must wear face masks, goggles or face shields and disinfectants (Sanitizing gel or 70% diluted alcohol with water), observing the 2-meter social distancing, except for the moment of temperature check which lasts a few seconds. Body temperature must be recorded on the temperature check log. ---

Results of body temperature controls. ---

- Body temperature below 37.5°C --

- Body temperature above 37.5°C the person must be isolated. -----------------------------

In case of body temperature above 37.5°C, the following measures must be immediately taken:---

- Give prompt notice to the Health and Safety Manager, during working hours or out of them ---

- Isolation of the person with symptoms, who shall wear a face mask, and be secluded to a safe place until a medical check-up is carried out. Moreover, no risk contact shall be allowed with coworkers. --

- Health and Safety personnel or Manager is compelled to inform the infected person, and health care service of the site to carry out measures accordingly.---------------------

Minimize external visits and only allow access to visitors exceptionally, who will be subject to the same monitoring carried out to frequent or usual staff. ---------------------

Clean and disinfect workplaces for each shift, not only in control rooms and offices but also in other areas involved in operations, particularly those of high attendance, contact or proximity, either temporary or for long periods.---

Checkpoints for security staff must be frequently cleaned. -----------------------------------

Inform and make personnel aware of the significance and obligation of building a frequent hand washing routine with suitable products (water and soap or alcohol gel), avoiding shared use of personal elements such as *mates*, glasses, mugs and discourage hand and face contact (eyes, nose and mouth). ----------------------------------

Respect guidelines of minimum distance of 2 meters between individuals. --------------

Carry out natural airing of spaces during work time, preferably during the morning, considering climate conditions. --

RELEASE AND INSTRUCT EXTERNAL SERVICE PROVIDERS SO THAT THEIR EMPLOYEES RESPECT THE PREVENTIVE PROTOCOL IMPLEMENTED BY GRUPO ALBANESI. ---

VEHICLES FOR STAFF TRANSPORTATION --

It is recommended to transport employees in vehicles that do not exceed the following capacities:---

Remise (private transfer): up to 2 passengers seated at both ends of the rear seat of the car.--

Combis (multi passenger transfer): up to 4 passengers seated, observing contact distance.--

GRUPO ALBANESI GENERAL GUIDELINES COVID-19 ---------------------------------

- Use of toilets: restrict the entrance of more than two people at the same time.---------

- Use of canteen: Safety social distancing of 2 meters must be observed. ----------------

- Meetings: Safety social distancing of 2 meters must be observed and the number of attendants shall be analyzed pursuant to the total surface of the meeting room or assigned room. Face masks must be used and make gel or 70% diluted alcohol available. ---

DRIVERS AND VEHICLE ENTRANCE ---

The safety measures to be implemented in each location are listed below. ---------------

Security guard: ---

1. Use personal protective elements recommended for these cases: face mask, face shields or safety goggles, request hand sanitation to anyone entering the premise with alcohol gel or 70% diluted alcohol. ---

2. Control body temperature at checkpoints, in case high temperature is detected, report immediately to the Health and Safety Manager at the worksite to be reported to the transporting company.---

3. Request drivers to observe the use of face masks. --

4. Disinfect hands with an available disinfectant solution. ------------------------------------

5. Observe and make others observe a social distance of 2 meters. -----------------------

6. Request vehicle entrance authorization to warehouse or operative staff.--------------

Receiving Clerk---

1. Wear face mask.--

2. Be provided with a disinfectant solution of gel or diluted (70%) alcohol.----------------

3. Invoices, orders or roadmaps must be made available to drivers in a transparent plastic file folder, having taken the necessary hygiene precautions to avoid contamination and ensure the farthest possible distance on delivery.----------------------

4. Take all necessary measures for the driver to remain on the vehicle during loading and unloading activities. It implies getting close to the truck cabin to give and take documents to drivers. --

5. Observe and make others observe a social distance of 2 meters. ----------------------

Vehicle Driver: --

Provide (when necessary) access to portable toilets placed at suitable locations.-------

Reinforce cleanliness of portable toilets, as needed.--

Provide toilet paper, tissue towels and gel or diluted alcohol for hand sanitation, as necessary. --

(*) Measures mentioned above are general guidelines to be adjusted to each place as reasonably possible. ---

HOME OFFICE --

For the administrative supervising or corporate personnel, when the type of activity so allows it, it is recommended to adhere to a remote working system. Reincorporation to office work shall be managed as so being resolved by province or district authorities, according to the evolution of health conditions in each location.----------------------------

In case of critical need of office work, personnel shall take all necessary measures to avoid hazardous spread on their journey to work. ---

CORPORATE CRISIS COMMITTEE --

A corporate crisis committee has been established for permanently monitoring the situation in each location, jointly analyzing and making decisions on actions to be taken. The committee's members shall meet on regular basis in order to analyze the situation and determine the necessary changes or improvements to be carried out in the COVID-19 corporate protocol.---

The usual members participating in the contingency committee are: ---------------------

1. Energy Director--
2. HR Corporate Manager ---
3. Corporate Coordinator for Operations and Maintenance.---------------------------------
4. Corporate Health and Safety manager --
5. Location Managers. --

ANNEX DOCUMENT --

PT-SGC-HS-11 (Annex I) Draft of Affidavit COVID-19.---

BIBLIOGRAPHY ---

Health Ministry: https://www.argentina.gob.ar/salud---

Emergency Decree, DNU260/220: https://www.argentina.gob.ar/coronavirus/dnu ------

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ANNEX D --

Offer for the Supply of Electric Power --
